UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated November 5, 2025
Commission File Number: 1-13546

STMicroelectronics N.V.
(Name of Registrant)
WTC Schiphol Airport
Schiphol Boulevard 265
1118 BH Schiphol Airport
The Netherlands
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☒        Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐        No ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐        No ☒
Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes ☐        No ☒
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________
Enclosure: STMicroelectronics N.V.’s Third Quarter and Nine Months ended September 27, 2025:
•Operating and Financial Review and Prospects;
•Unaudited Interim Consolidated Statements of Income, Statements of Comprehensive Income, Balance Sheets, Statements of Equity and Statements of Cash Flows and related Notes for the three and nine months ended September 27, 2025; and
•Certifications pursuant to Sections 302 (Exhibits 12.1 and 12.2) and 906 (Exhibit 13.1) of the Sarbanes-Oxley Act of 2002, submitted to the Commission on a voluntary basis.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS
Overview
The following discussion should be read in conjunction with our Unaudited Interim Consolidated Statements of Income, Statements of Comprehensive Income, Balance Sheets, Statements of Equity and Statements of Cash Flows as of September 27, 2025 and for the three and nine months ended September 27, 2025 and Notes thereto included elsewhere in this Form 6-K, and our annual report on Form 20-F as of December 31, 2024 and for the year ended December 31, 2024 as filed with the U.S. Securities and Exchange Commission (the “Commission” or the “SEC”) on February 27, 2025 (the “Form 20-F”). The following discussion contains statements of future expectations and other forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, or Section 21E of the Securities Exchange Act of 1934, each as amended, particularly in the sections “Business Overview” and “Liquidity and Capital Resources—Financial Outlook: Capital Investment”. Our actual results may differ significantly from those projected in the forward-looking statements. For a discussion of factors that might cause future actual results to differ materially from our recent results or those projected in the forward-looking statements in addition to the factors set forth below, see “Cautionary Note Regarding Forward-Looking Statements” and “Item 3. Key Information—Risk Factors” included in the Form 20-F. We assume no obligation to update the forward-looking statements or such risk factors.
Our Management’s Discussion and Analysis of Financial Position and Results of Operations (“MD&A”) is provided in addition to the accompanying Unaudited Interim Consolidated Financial Statements (“Consolidated Financial Statements”) and Notes to assist readers in understanding our results of operations, financial condition and cash flows. Our MD&A is organized as follows:
•Critical Accounting Policies using Significant Estimates.
•Business Overview, a discussion of our business and overall analysis of financial and other relevant highlights for the three and nine months ended September 27, 2025, designed to provide context for the other sections of the MD&A, including our expectations for selected financial items for the fourth quarter of 2025.
•Other Developments.
•Results of Operations, containing a year-over-year and sequential analysis of our financial results for the three and nine months ended September 27, 2025, as well as segment information.
•Legal Proceedings.
•Discussion on the impact of changes in exchange rates, interest rates and equity prices on our activity and financial results.
•Liquidity and Capital Resources, presenting an analysis of changes in our balance sheets and cash flows, and discussing our financial condition and potential sources of liquidity.
•Impact of Recently Issued U.S. Accounting Standards.
•Backlog and Customers, discussing the level of backlog and sales to our key customers.
•Disclosure Controls and Procedures.
•Other reviews.
•Cautionary Note Regarding Forward-Looking Statements.
At ST, we are 50,000 creators and makers of semiconductor technologies mastering the semiconductor supply chain with state-of-the-art manufacturing facilities. As an integrated device manufacturer, we work with more than 200,000 customers and thousands of partners to design and build products, solutions, and ecosystems that address their challenges and opportunities, and the need to enable and support a more sustainable world. Our technologies enable smarter mobility, more efficient power and energy management, and the wide-scale deployment of cloud-connected autonomous things. We are on track to be carbon neutral in all direct and indirect emissions (scopes 1 and 2), product transportation, business travel, and employee commuting emissions (our scope 3 focus), and to achieve our 100% renewable electricity sourcing goal by the end of 2027.

Critical Accounting Policies Using Significant Estimates
There were no material changes in the first nine months of 2025 to the information provided under the heading “Critical Accounting Policies Using Significant Estimates” included in our Form 20-F for the year ended December 31, 2024, as described in Note 5, Recent Accounting Pronouncements, of the Consolidated Financial Statements for the three and nine months ended September 27, 2025.
Fiscal Year
Under Article 35 of our Articles of Association, our fiscal year extends from January 1 to December 31. The first quarter of 2025 ended on March 29, the second quarter ended on June 28 and the third quarter ended on September 27. The fourth quarter will end on December 31, 2025. Based on our fiscal calendar, the distribution of our revenues and expenses by quarter may be unbalanced due to a different number of days in the various quarters of the fiscal year and can also differ from equivalent prior-years’ periods, as illustrated in the below table for the years 2025 and 2024.

	Q1	Q2	Q3	Q4
	Days
2024	90	91	91	94
2025	88	91	91	95
Business Overview
Our results of operations for each period were as follows:

	Three Months Ended			% Variation
	September 27, 2025	June 28, 2025	September 28, 2024	Sequential	Year Over Year
	(In millions, except per share amounts)
Net revenues	$3,187	$2,766	$3,251	15.2%	(2.0)%
Gross profit	1,059	926	1,228	14.3	(13.7)
Gross margin (as percentage of net revenues)	33.2%	33.5%	37.8%	-30 bps	-460 bps
Operating income (loss)	180	(133)	381	—	(52.9)
Operating margin (as percentage of net revenues)	5.6%	-4.8%	11.7%	1,040 bps	-610 bps
Net income (loss) attributable to parent company	237	(97)	351	—	(32.3)
Diluted earnings per share	$0.26	$(0.11)	$0.37	—%	(29.7)%

	Three Months Ended			% Variation
	September 27, 2025	June 28, 2025	September 28, 2024	Sequential	Year Over Year
Non-U.S. GAAP measures on earnings	(In millions, except per share amounts)
Operating Income (non-U.S. GAAP)	$217	$57	$381	278.8%	(43.2)%
Operating Margin (non-U.S. GAAP)	6.8%	2.1%	11.7%	470 bps	-490 bps
Net Income (non-U.S. GAAP)	267	57	351	369.1%	(23.9)%
Diluted Earnings Per Share (non-U.S. GAAP)	$0.29	$0.06	$0.37	383.3%	(21.6)%
Our total available market is defined as “TAM”, while our serviceable available market is defined as “SAM” and represents the market for products sold by us (i.e., TAM excluding major devices such as microprocessors, GPU/AI accelerators, DRAM and flash-memories, optoelectronics devices other than optical sensors, video processing and wireless application specific market products, such as baseband and application processors).

Based on industry data published by World Semiconductor Trade Statistics, on a sequential basis, semiconductor industry revenues in the third quarter of 2025 increased by approximately 16% for our TAM and 14% for our SAM to reach approximately $208 billion and $75 billion, respectively. On a year-over-year basis, our TAM increased by approximately 25% and our SAM increased by approximately 18%.
Following our reorganization announced in January 2024 into four reportable segments, we made in the first quarter of 2025, further progress in analyzing our global product portfolio, resulting in the following adjustments to our segments, effective starting January 1, 2025. Prior-year comparative information has been adjusted accordingly.
•In Analog, Power & Discrete, MEMS and Sensors (APMS) Product Group:
•the transfer of VIPower products from Power and Discrete products (“P&D”) reportable segment to Analog products, MEMS and Sensors (“AM&S”) reportable segment.
• In Microcontrollers, Digital ICs and RF products (MDRF) Product Group:
•the newly created ‘Embedded Processing’ reportable segment includes the former ‘MCU’ segment (excluding the RF ASICs mentioned below) as well as Custom Processing products (Automotive ADAS products).
•the newly created ‘RF & Optical Communications’ reportable segment includes the former ‘D&RF’ segment (excluding Automotive ADAS products) as well as some RF ASICs which were previously part of the former ‘MCU’ segment.
Our reportable segments are as follows:
•Analog products, MEMS and Sensors (“AM&S”), comprised of ST analog products (now including VIPower products), MEMS sensors and actuators, and optical sensing solutions.
•Power and discrete products (“P&D”), comprised of discrete and power transistor products (now excluding VIPower products).
•Embedded Processing (“EMP”), comprised of general-purpose and automotive microcontrollers, connected security products and Custom Processing Products (Automotive ADAS).
•RF & Optical Communications (“RF&OC”), comprised of Space, Ranging & Connectivity products, Digital Audio & Signaling Solutions and Optical & RF COT.
Our third quarter 2025 net revenues amounted to $3,187 million, increasing 15.2% sequentially, 60 basis points better than the mid-point of our business outlook range, with higher revenues in Personal Electronics, while Automotive and Industrial performed as anticipated, and CECP was broadly in line with expectations.
On a sequential basis, Analog products, MEMS and Sensors (“AM&S”) segment revenues increased 26.6%, Power and discrete products (“P&D”) segment revenues decreased 4.3%, Embedded Processing (“EMP”) segment revenues increased 15.3% and RF & Optical Communications (“RF&OC”) segment revenues increased 2.4%.
On a year-over-year basis, third quarter net revenues decreased 2.0% with AM&S and EMP revenues increasing by 7.0% and 8.7% respectively, while P&D and RF&OC revenues decreasing by 34.3% and 3.4% respectively.
Our revenue performance was above the SAM on a sequential basis and below the SAM on a year-over-year basis.
Our effective average exchange rate for the third quarter of 2025 was $1.14 for €1.00, compared to $1.09 in the second quarter of 2025 and $1.08 in the third quarter of 2024. For a more detailed discussion of our hedging arrangements and the impact of fluctuations in exchange rates, see “Impact of Changes in Exchange Rates”.
Our third quarter of 2025 gross profit was $1,059 million and gross margin was 33.2%, 30 basis points lower than the mid-point of our business outlook range. On a sequential basis, gross margin decreased by 30 basis points, mainly due to price and currency effects, partially offset by higher manufacturing efficiencies and lower unused capacity charges. On a year-over-year basis, gross margin decreased 460 basis points, mainly due to lower manufacturing efficiencies and, to a lesser extent, price and currency effects.

Our aggregated selling, general & administrative (“SG&A”) and research & development (“R&D”) expenses amounted to $897 million, compared to $934 million and $877 million in the prior and year-ago quarters, respectively. On a sequential basis, operating expenses decreased by $37 million, mainly due to calendar impact, net of vacation and lower discretionary spending, partially offset by currency effects. On a year-over-year basis, operating expenses increased by $20 million, mainly due to currency effects, partially offset by lower discretionary spending.
Other income and expenses, net, amounted to $55 million income, decreasing by $10 million and increasing by $25 million on a sequential and a year-over-year basis, respectively. The sequential decrease is mainly due to lower foreign exchange gains and public funding. The year-over-year increase is due to lower start-up costs.
On January 30, 2025, we announced the launch of the first phase of our company-wide program, which is expected to generate, specifically in terms of operating expenses (SG&A expenses and R&D expenses), annual cost savings totaling $300 million to 360 million, exiting 2027, compared to the cost base of 2024. Impairment, restructuring charges and other related phase-out costs, amounted to $37 million compared to $190 million in the prior quarter. This decrease primarily results from the comprehensive impairment test performed in the prior quarter, which accounted for the majority of impairment charges recorded year-to-date related to the company-wide program aimed at reshaping our manufacturing footprint and resizing our global cost base. No impairment and restructuring charges related to the launch of the company-wide program were recorded in 2024.
In the third quarter of 2025, our operating income increased to $180 million, equivalent to 5.6% of net revenues, compared to an operating loss of $133 million (-4.8% of net revenues) in the prior quarter, and decreased from an operating income of $381 million (11.7% of net revenues) in the year-ago quarter.
Operating income included $37 million impairment, restructuring charges and other related phase-out costs for the quarter compared to $190 million in the prior quarter. Excluding these items, non-U.S. GAAP Operating income amounted to $217 million compared to $57 million and $381 million in the prior and year-ago quarters, respectively. On a sequential basis, non-U.S. GAAP operating income increased by $160 million mainly due to increased gross profit and lower operating expenses, partially offset by negative currency effects. On a year-over-year basis, non-U.S. GAAP operating income decreased by $164 million, primarily due to lower gross margin profitability.
In the third quarter of 2025, our net cash from operating activities amounted to $549 million. Our net cash from investing activities was at $815 million compared to net cash used in investing activities of $332 million and $601 million during prior and year-ago quarters, respectively. Net Capex (non-U.S. GAAP measure) amounted to $401 million in the third quarter of 2025.
Our free cash flow, a non-U.S. GAAP measure, amounted to positive $130 million in the third quarter of 2025 compared to negative $152 million and positive $136 million in the prior and year-ago quarters, respectively. Refer to “Liquidity and Capital Resources” for the reconciliation of the free cash flow, a non-U.S. GAAP measure, to our consolidated Statements of Cash Flows.
Looking at the fourth quarter, we expect a revenue increase of approximately 2.9% sequentially, plus or minus 350 basis points. Gross margin is expected to be approximately 35%, plus or minus 200 basis points.
This business outlook does not include any impact for potential further changes to global trade tariffs compared to the current situation.
This outlook is based on an assumed effective currency exchange rate of approximately $1.15 = €1.00 for the fourth quarter of 2025 and includes the impact of existing hedging contracts. The fourth quarter will close on December 31, 2025.
These are forward-looking statements that are subject to known and unknown risks and uncertainties that could cause actual results to differ materially; in particular, refer to those known risks and uncertainties described in “Cautionary Note Regarding Forward-Looking Statements” and Item 3. “Key Information — Risk Factors” in our Form 20-F as may be updated from time to time in our SEC filings.
Other Developments
On October 21, we announced that ST and SP Group, a leading utilities group in the Asia Pacific and Singapore’s national grid operator, have commenced operations for Singapore’s largest industrial district cooling system at our Ang Mo Kio TechnoPark, reducing carbon emissions by up to 120,000 tonnes annually and cutting cooling electricity use by 20%. This energy-efficient system supports our goal of carbon neutrality by 2027 and earned Green Mark Platinum certification for sustainability and design excellence.

On September 17, we announced that we are advancing our next-generation Panel-Level Packaging technology with a new pilot line at our Tours, France site, operational by Q3 2026. This $60 million investment aims to boost our manufacturing efficiency and innovation for automotive, industrial, and consumer applications, reinforcing ST’s leadership in chip packaging and heterogeneous integration in Europe.
On August 20, we published our IFRS 2025 Semi Annual Accounts for the six-month period ended June 28, 2025 on our website and filed them with the Netherlands Authority for the Financial Markets (Authoriteit Financiële Markten).

Results of Operations
Segment Information
We design, develop, manufacture and market a broad range of products, including discrete and standard commodity components, application-specific integrated circuits (“ASICs”), full-custom devices and semi-custom devices and application-specific standard products (“ASSPs”) for analog, digital and mixed-signal applications. In addition, we further participate in the manufacturing value chain of smartcard products, which includes the production and sale of both silicon chips and smartcards.
Following our reorganization announced in January 2024 into four reportable segments, we made in the first quarter of 2025, further progress in analyzing our global product portfolio, resulting in the following adjustments to our segments, effective starting January 1, 2025. Prior-year comparative information has been adjusted accordingly.
•In Analog, Power & Discrete, MEMS and Sensors (APMS) Product Group:
•the transfer of VIPower products from Power and Discrete products (“P&D”) reportable segment to Analog products, MEMS and Sensors (“AM&S”) reportable segment.
• In Microcontrollers, Digital ICs and RF products (MDRF) Product Group:
•the newly created ‘Embedded Processing’ reportable segment includes the former ‘MCU’ segment (excluding the RF ASICs mentioned below) as well as Custom Processing products (Automotive ADAS products).
•the newly created ‘RF & Optical Communications’ reportable segment includes the former ‘D&RF’ segment (excluding Automotive ADAS products) as well as some RF ASICs which were previously part of the former ‘EMP’ segment.
Our reportable segments are now as follows:
•Analog products, MEMS and Sensors (“AM&S”), comprised of ST analog products (now including VIPower products), MEMS sensors and actuators, and optical sensing solutions.
•Power and discrete products (“P&D”), comprised of discrete and power transistor products (now excluding VIPower products).
•Embedded Processing (“EMP”), comprised of general-purpose and automotive microcontrollers, connected security products and Custom Processing Products (Automotive ADAS).
•RF & Optical Communications (“RF&OC”), comprised of Space, Ranging & Connectivity products, Digital Audio & Signaling Solutions and Optical & RF COT.
Net revenues of “Others” include revenues from sales assembly services and other revenues. For the computation of the segments’ internal financial measurements, we use certain internal rules of allocation for the costs not directly chargeable to the segments, including cost of sales, SG&A expenses and a part of R&D expenses. In compliance with our internal policies, certain costs are not allocated to the segments, but reported in “Others”. Those comprise unused capacity charges, including incidents leading to power outage, certain unallocated impairment, restructuring charges and other related phase-out costs, management reorganization costs, start-up costs, and other unallocated income (expenses) such as: strategic or special R&D programs, certain corporate-level operating expenses, patent claims and litigations, and other costs that are not allocated to reportable segments, as well as operating earnings of other products.

Third Quarter 2025 vs. Second Quarter 2025 and Third Quarter 2024
The following table sets forth certain financial data from our Unaudited Interim Consolidated Statements of Income:

	Three Months ended
	September 27, 2025		June 28, 2025		September 28, 2024
In million of U.S. dollars except per share amounts	$ million	% of net revenues	$ million	% of net revenues	$ million	% of net revenues
Net sales	$3,183	99.9%	$2,745	99.2%	$3,245	99.8%
Other revenues	4	0.1	21	0.8	6	0.2
Net revenues	3,187	100.0	2,766	100.0	3,251	100.0
Cost of sales	(2,128)	(66.8)	(1,840)	(66.5)	(2,023)	(62.2)
Gross profit	1,059	33.2	926	33.5	1,228	37.8
Selling, general and administrative expenses	(395)	(12.4)	(420)	(15.2)	(385)	(11.9)
Research and development expenses	(502)	(15.7)	(514)	(18.6)	(492)	(15.1)
Other income and expenses, net	55	1.7	65	2.3	30	0.9
Impairment, restructuring charges and other related phase-out costs	(37)	(1.2)	(190)	(6.9)	—	—
Operating income (loss)	180	5.6	(133)	(4.8)	381	11.7
Interest income, net	38	1.2	45	1.6	55	1.7
Other components of pension benefit costs	(4)	(0.1)	(5)	(0.2)	(4)	(0.1)
Gain (loss) on financial instruments, net	79	2.5	(19)	(0.7)	—	—
Income (loss) before income taxes and noncontrolling interest	293	9.2	(112)	(4.0)	432	13.3
Income tax benefit (expense)	(54)	(1.7)	18	0.7	(71)	(2.2)
Net income (loss)	239	7.5	(94)	(3.4)	361	11.1
Net income attributable to noncontrolling interest	(2)	—	(3)	—	(10)	—
Net income (loss) attributable to parent company	$237	7.4%	$(97)	(3.5)%	$351	10.8%
Basic earnings per share (EPS)	$0.27	—	$(0.11)	—	$0.39	—
Diluted earnings per share (EPS)	$0.26	—	$(0.11)	—	$0.37	—
Net revenues

	Three Months Ended			% Variation
	September 27, 2025	June 28, 2025	September 28, 2024	Sequential	Year Over Year
	(In millions)
Net sales	$3,183	$2,745	$3,245	15.9%	(1.9)%
Other revenues	4	21	6	(79.9)	(23.2)
Net revenues	$3,187	$2,766	$3,251	15.2%	(2.0)%
Our third quarter 2025 net revenues amounted to $3,187 million, increasing 15.2% sequentially, 60 basis points better than the mid-point of our business outlook range, with higher revenues in Personal Electronics, while Automotive and Industrial performed as anticipated, and CECP was broadly in line with expectations. The sequential increase resulted from higher volumes of approximately 13% and higher average selling prices of approximately 2%, mainly driven by a more favorable product mix.

On a year-over-year basis, net revenues decreased 2.0% mainly as a result of lower average selling prices of approximately 3%, partially offset by higher volumes of approximately 1%.
Net revenues by reportable segment

	Three Months Ended			% Variation
	September 27, 2025	June 28, 2025	September 28, 2024	Sequential	Year Over Year
	(In millions)
AM&S segment	$1,434	$1,133	$1,340	26.6%	7.0%
P&D segment	429	447	652	(4.3)	(34.3)
Analog, Power & Discrete, MEMS and Sensors Group (APMS)	1,863	1,580	1,992	17.9	(6.5)
EMP segment	976	847	898	15.3	8.7
RF&OC segment	345	336	357	2.4	(3.4)
Microcontrollers, Digital ICs and RF products Group (MDRF)	1,321	1,183	1,255	11.6	5.3
Others	3	3	4	—	—
Total consolidated net revenues	$3,187	$2,766	$3,251	15.2%	(2.0)%
On a sequential basis, AM&S revenues increased 26.6%, driven by higher average selling prices of approximately 16% due to product mix, and higher volumes of approximately 11%. P&D revenues decreased 4.3%, due to lower average selling prices of approximately 15%, partially offset by higher volumes of approximately 11%. EMP revenues increased 15.3% mainly due to higher volumes of approximately 14% and higher average selling prices of approximately 1%. RF&OC revenues increased by 2.4%, driven by higher volumes of approximately 24%, partially offset by lower average selling prices of approximately 22%.
On a year-over-year basis, AM&S revenues increased 7.0%, driven by higher average selling prices of approximately 15% mainly due to product mix, partially offset by lower volumes of approximately 8%. P&D revenues decreased 34.3% compared to the year-ago quarter, driven by lower average selling prices of approximately 33% due to product mix and selling price decrease, and lower volumes of approximately 1%. EMP revenues increased 8.7%, driven by higher volumes of approximately 8% and higher average selling prices of approximately 1%. RF&OC revenues decreased by 3.4%.
Net Revenues by Market Channel (1)

	Three Months ended
	September 27, 2025	June 28, 2025	September 28, 2024
Original Equipment Manufacturers (“OEM”)	73%	72%	76%
Distribution	27	28	24
Total consolidated net revenues	100%	100%	100%
(1)    OEM are the end-customers to which we provide direct marketing application engineering support, while Distribution refers to the distributors and representatives that we engage to distribute our products around the world.
By market channel, our third quarter net revenues in distribution amounted to 27% of our total consolidated net revenues, decreasing from 28% and increasing from 24% in the prior and year-ago quarter, respectively.

Net Revenues by Location of Shipment (1)

	Three Months Ended			% Variation
	September 27, 2025	June 28, 2025	September 28, 2024	Sequential	Year Over Year
	(In millions)
Europe, Middle East, Africa (“EMEA”)	$661	$560	$747	18.0%	(11.5)%
Americas	446	485	540	(8.0)	(17.4)
Asia Pacific	2,080	1,721	1,964	20.9	5.9
Total consolidated net revenues	$3,187	$2,766	$3,251	15.2%	(2.0)%
(1)Net revenues by location of shipment are classified by location of customer invoiced or reclassified by shipment destination in line with customer demand. For example, products ordered by U.S. based companies to be invoiced to Asia Pacific affiliates are classified as Asia Pacific revenues. Furthermore, the comparison among the different periods may be affected by shifts in shipments from one location to another, as requested by our customers.
On a sequential basis, EMEA revenues increased by 18.0% due to higher sales mainly in Custom Processing and Analog. Americas revenues decreased 8.0% due to lower sales mainly in Power & Discrete. Asia Pacific revenues increased 20.9% due to higher revenues in Imaging, Analog and General-Purpose & Automotive Microcontrollers.
On a year-over-year basis, EMEA revenues decreased 11.5%, mainly driven by lower sales in Power & Discrete and Analog. Americas revenues decreased 17.4%, mainly due to lower sales in Power & Discrete. Asia Pacific revenues increased 5.9%, mainly due to higher sales in Imaging and General-Purpose & Automotive Microcontrollers.
Gross profit

	Three Months Ended			Variation
	September 27, 2025	June 28, 2025	September 28, 2024	Sequential	Year Over Year
	(In millions)
Gross profit	$1,059	$926	$1,228	14.3%	(13.7)%
Gross margin (as percentage of net revenues)	33.2%	33.5%	37.8%	-30 bps	-460 bps
In the third quarter of 2025, gross margin was 33.2%, 30 basis points lower than the mid-point of our business outlook range. On a sequential basis, gross margin decreased by 30 basis points, mainly due to price and currency effects, partially offset by higher manufacturing efficiencies and lower unused capacity charges. On a year-over-year basis, gross margin decreased 460 basis points, mainly due to lower manufacturing efficiencies and, to a lesser extent, price and currency effects.
Operating expenses

	Three Months Ended			Variation
	September 27, 2025	June 28, 2025	September 28, 2024	Sequential	Year Over Year
	(In millions)
Selling, general and administrative expenses	$395	$420	$385	(5.9)%	2.6%
Research and development expenses	$502	$514	$492	(2.5)	2.0
Total operating expenses	$897	$934	$877	(4.0)%	2.3%
As percentage of net revenues	28.1%	33.8%	27.0%	-570 bps	110 bps
On a sequential basis, operating expenses decreased by $37 million, mainly due to calendar impact, net of vacation and lower discretionary spending, partially offset by currency effects. On a year-over-year basis, operating expenses increased by $20 million, mainly due to currency effects, partially offset by lower discretionary spending.

As a percentage of net revenues, our operating expenses amounted to 28.1% in the third quarter of 2025, decreasing compared to 33.8% and increasing from 27.0% in the prior and year-ago quarters, respectively.
R&D expenses were net of research tax credits, which amounted to $31 million in the third quarter of 2025, compared to $30 million and $36 million, in the prior and year-ago quarters, respectively.
Other income and expenses, net

	Three Months Ended
	September 27, 2025	June 28, 2025	September 28, 2024
	(In millions)
Public funding	$53	$57	$46
Exchange gains (losses), net	3	10	8
Start-up costs	(1)	(2)	(11)
Patent costs	(1)	(1)	(1)
Gain on sale of non-current assets	—	4	2
Cancellation fees of committed equipment purchases	1	(3)	(16)
Other, net	—	—	2
Other income and expenses, net	$55	$65	$30
As percentage of net revenues	1.7%	2.3%	0.9%
Other income and expenses, net, amounted to $55 million income, decreasing by $10 million and increasing by $25 million on a sequential and a year-over-year basis, respectively. The sequential decrease is mainly due to lower foreign exchange gains and public funding. The year-over-year increase is due to lower start-up costs.
Impairment, restructuring charges and other related phase-out costs

	Three Months Ended
	September 27, 2025	June 28, 2025	September 28, 2024
	(In millions)
Impairment, restructuring charges and other related phase-out costs	$37	$190	$—
As percentage of net revenues	1.2%	6.9%	—%
In the third quarter of 2025, impairment, restructuring charges and other related phase-out costs amounted to $37 million compared to $190 million in the prior quarter. This decrease primarily results from the comprehensive impairment test performed in the prior quarter, which accounted for the majority of impairment charges recorded year-to-date related to the company-wide program aimed at reshaping our manufacturing footprint and resizing our global cost base. No impairment and restructuring charges related to the launch of the company-wide program were recorded in 2024.
Operating income (loss)

	Three Months Ended
	September 27, 2025	June 28, 2025	September 28, 2024
	(In millions)
Operating income (loss), as reported	$180	$(133)	$381
As percentage of net revenues	5.6%	(4.8)%	11.7%
Non-U.S. GAAP Operating income	$217	$57	$381
As percentage of net revenues	6.8%	2.1%	11.7%
In the third quarter of 2025, operating income increased to $180 million, compared to an operating loss of $133 million and operating income of $381 million in the prior and year-ago quarters, respectively. Operating income included $37 million impairment, restructuring charges and other related phase-out costs for the quarter compared to $190 million in the prior quarter. Excluding these items, non-U.S. GAAP Operating income amounted to $217 million compared to $57 million and $381 million in the prior and year-ago quarters, respectively.
On a sequential basis, non-U.S. GAAP operating income increased by $160 million mainly due to increased gross profit and lower operating expenses, partially offset by negative currency effects. On a year-over-year basis, non-U.S. GAAP operating income decreased by $164 million, primarily due to lower gross margin profitability.
Operating income (loss) by reportable segment

	Three Months Ended
	September 27, 2025		June 28, 2025		September 28, 2024
	$ million	% of net revenues	$ million	% of net revenues	$ million	% of net revenues
AM&S segment	$221	15.4%	$85	7.5%	$216	16.1%
P&D segment	(67)	(15.6)	(56)	(12.5)	80	12.2
Analog, Power & Discrete, MEMS and Sensors Group (APMS)	154	8.3	29	1.9	296	14.9
EMP segment	161	16.5	114	13.5	146	16.4
RF&OC segment	57	16.6	60	17.9	84	23.4
Microcontrollers, Digital ICs and RF products Group (MDRF)	218	16.5	174	14.8	230	18.4
Total operating income of operating segments	372	11.7	203	7.3	526	16.2
Others(1)	(192)	—	(336)	—	(145)	—
Total consolidated operating income (loss)	$180	5.6%	$(133)	(4.8)%	$381	11.7%
(1)Operating income (loss) of “Others” includes items such as unused capacity charges, incidents leading to power outage, impairment, restructuring charges and other related phase-out costs, management reorganization costs, start-up costs, and other unallocated income (expenses) such as: strategic or special research and development programs, certain corporate-level operating expenses, patent claims and litigations, and other costs that are not allocated to reportable segments (e.g. urgent freight costs, changes in fair value measurement on contingent consideration liabilities), as well as operating earnings of other products.
For the third quarter of 2025, AM&S operating income was $221 million, increasing by $136 million on a sequential basis mainly driven by higher profitability in Analog and Imaging. P&D operating loss was $67 million, compared to an operating loss of $56 million in the prior quarter. EMP operating income increased by $47 million sequentially, with all sub-groups contributing to the increase. RF&OC operating income decreased by $3 million.
AM&S operating income increased by $5 million year-over-year. P&D operating result decreased by $147 million to an operating loss of $67 million. EMP operating income increased by $15 million, primarily due to increased profitability in Custom Processing and General-Purpose & Automotive Microcontrollers. RF & Optical Communications operating income decreased by $27 million.

Reconciliation to consolidated operating income (loss)

	Three Months Ended
	September 27, 2025	June 28, 2025	September 28, 2024
	(In millions)
Total operating income of reportable segments	$372	$203	$526
Impairment, restructuring and other related phase-out costs	(37)	(190)	—
Start-up costs	(1)	(2)	(11)
Unused capacity charges	(102)	(103)	(104)
Other unallocated manufacturing results	(47)	(41)	(11)
Gain on sale of non-current assets	—	4	—
Cancellation fees of committed equipment purchases	1	(3)	(16)
Strategic and R&D programs and other non-allocated provisions(1)	(6)	(1)	(3)
Total operating income (loss) of Others	(192)	(336)	(145)
Total consolidated operating income (loss)	$180	$(133)	$381
(1)Includes unallocated income and expenses such as certain corporate-level operating expenses and other income (costs) that are not allocated to the reportable segments.
Interest income, net

	Three Months Ended
	September 27, 2025	June 28, 2025	September 28, 2024
	(In millions)
Interest income, net	$38	$45	$55
As percentage of net revenues	1.2%	1.6%	1.7%
In the third quarter of 2025, we recorded a net interest income of $38 million, compared to a net interest income of $45 million in the prior quarter and a net interest income of $55 million in the year-ago quarter. Net interest income was composed of $51 million of interest income, partially offset by interest expense on borrowings and banking fees of $13 million. The sequential and the year-over-year decrease in net interest income was mainly due to lower U.S dollar interest yields and the decrease in liquidity.
Gain (loss) on financial instruments, net

	Three Months Ended
	September 27, 2025	June 28, 2025	September 28, 2024
	(In millions)
Gain (loss) on financial instruments, net	$79	$(19)	$—
As percentage of net revenues	2.5%	(0.7)%	—%
During the third quarter of 2025, we recognized a $79 million gain on financial instruments. This gain is due to the increase in fair value of our equity stake in InnoScience (Suzhou) Technology Holding Co., Ltd., which is measured at fair value through earnings.

Income tax benefit (expense)

	Three Months Ended
	September 27, 2025	June 28, 2025	September 28, 2024
	(In millions)
Income tax benefit (expense)	$(54)	$18	$(71)
As percentage of net revenues	(1.7)%	0.7%	(2.2)%
During the third quarter of 2025, we registered an income tax expense of $54 million, reflecting a 19.0% estimated annual effective tax rate before discrete items at consolidated level, applied to the third quarter of 2025 consolidated income before income tax. The estimated annual effective tax rate for the year 2025 includes the estimated impact of Pillar Two taxes of 0.2% applied for the year. The variation in the profit mix mainly explains the increase compared to the 17.0% actual annual effective tax rate for 2024 before discrete items.
Net income (loss) attributable to parent company

	Three Months Ended
	September 27, 2025	June 28, 2025	September 28, 2024
	(In millions)
Net income (loss) attributable to parent company	$237	$(97)	$351
As percentage of net revenues	7.4%	(3.5)%	10.8%
For the third quarter of 2025, we reported a net income of $237 million, representing diluted earnings per share of $0.26, compared to $-0.11 in the prior quarter and $0.37 in the prior-year quarter.
Non-U.S. GAAP Net Income and Non-U.S. GAAP Earnings Per Share (non-U.S. GAAP measures)
Operating income before impairment and restructuring charges and one-time items is used by management to help enhance an understanding of ongoing operations and to communicate the impact of the excluded items, such as impairment, restructuring charges and other related phase-out costs. Adjusted net earnings and earnings per share (EPS) are used by management to help enhance an understanding of ongoing operations and to communicate the impact of the excluded items like impairment, restructuring charges and other related phase-out costs attributable to ST and other one-time items, net of the relevant tax impact.

(in millions of U.S. dollars, except per share amount)	Gross profit	Operating income	Net income	Diluted EPS
US GAAP figures, as reported	1,059	180	237	0.26
Impairment, restructuring charges and other related phase-out costs	—	37	37
Estimated income tax effect	—	—	(7)
Non-US GAAP	1,059	217	267	0.29
Net Income and diluted Earnings Per Share decreased to $237 million and $0.26 respectively compared to $351 million and $0.37 respectively in the year-ago quarter. Non-U.S. GAAP Net Income and diluted Earnings Per Share, stood at $267 million and $0.29 respectively in the third quarter of 2025.

Nine Months of 2025 vs. Nine Months of 2024
The following table sets forth certain financial data from our Unaudited Interim Consolidated Statements of Income:

	Nine Months ended
	September 27, 2025		September 28, 2024
In million of U.S. dollars except per share amounts	$ million	% of net revenues	$ million	% of net revenues
Net sales	$8,440	99.6%	$9,915	99.7%
Other revenues	30	0.4	32	0.3
Net revenues	8,470	100.0	9,947	100.0
Cost of sales	(5,643)	(66.6)	(5,980)	(60.1)
Gross profit	2,827	33.4	3,967	39.9
Selling, general and administrative expenses	(1,205)	(14.2)	(1,229)	(12.4)
Research and development expenses	(1,506)	(17.8)	(1,554)	(15.6)
Other income and expenses, net	169	2.0	123	1.2
Impairment, restructuring charges and other related phase-out costs	(235)	(2.8)	—	—
Operating income	50	0.6	1,307	13.1
Interest income, net	131	1.5	166	1.7
Other components of pension benefit costs	(13)	(0.2)	(12)	(0.1)
Gain (loss) on financial instruments, net	85	1.0	(1)	—
Income before income taxes and noncontrolling interest	253	3.0	1,460	14.7
Income tax expense	(50)	(0.6)	(231)	(2.3)
Net income	203	2.4	1,229	12.4
Net income attributable to noncontrolling interest	(7)	(0.1)	(13)	(0.1)
Net income attributable to parent company	$196	2.3%	$1,216	12.2%
Diluted earnings per share (EPS)	$0.21	—	$1.29	—

Net revenues

	Nine Months ended
	September 27, 2025	September 28, 2024	% Variation
	(In millions)
Net sales	$8,440	$9,915	(14.9)%
Other revenues	30	32	(5.9)
Net revenues	$8,470	$9,947	(14.8)%
Our first nine months 2025 net revenues decreased 14.8% compared to the year-ago period, as a result of an approximate 8% decrease in average selling prices, mainly due to a less favorable product mix and a decrease in volumes of approximately 7%.
Net revenues by reportable segment

	Nine Months ended
	September 27, 2025	September 28, 2024	% Variation
	(In millions)
AM&S segment	$3,636	$4,081	(10.9)%
P&D segment	1,273	1,859	(31.5)
Analog, Power & Discrete, MEMS and Sensors Group (APMS)	4,909	5,940	(17.4)
EMP segment	2,565	2,851	(10.0)
RF&OC segment	987	1,144	(13.8)
Microcontrollers, Digital ICs and RF products Group (MDRF)	3,552	3,995	(11.1)
Others	9	12	(17.5)
Total consolidated net revenues	$8,470	$9,947	(14.8)%
By reportable segment, AM&S revenues were down 10.9%, due to a decrease in volumes of approximately 13%, partially offset by higher average selling prices of approximately 2%, due to product mix. P&D revenues decreased 31.5%, due to lower average selling prices of approximately 29% linked to product mix and selling prices, and due to lower volumes of approximately 3%. EMP revenues decreased 10.0% compared to the prior-year period, driven by lower volumes of approximately 6% and lower average selling prices of approximately 4%, due to a less favorable product mix. RF&OC revenues decreased 13.8% compared to the prior-year period, mainly due to lower average selling prices of 19% linked to a less favorable product mix, partially offset by higher volumes of approximately 5%.
Net Revenues by Market Channel (1)

	Nine Months ended
	September 27, 2025	September 28, 2024
OEM	72%	73%
Distribution	28	27
Total	100%	100%
(1)OEM are the end-customers to which we provide direct marketing application engineering support, while Distribution refers to the distributors and representatives that we engage to distribute our products around the world.
By market channel, distribution increased to a 28% share of total revenues in the first nine months of 2025, compared to 27% in the first nine months of 2024.

Net Revenues by Location of Shipment(1)

	Nine Months ended
	September 27, 2025	September 28, 2024	% Variation
	(In millions)
EMEA	$1,784	$2,540	(29.8)%
Americas	1,351	1,565	(13.7)
Asia Pacific	5,335	5,842	(8.7)
Total consolidated net revenues	$8,470	$9,947	(14.8)%
(1)Net revenues by location of shipment are classified by location of customer invoiced or reclassified by shipment destination in line with customer demand. For example, products ordered by U.S. based companies to be invoiced to Asia Pacific affiliates are classified as Asia Pacific revenues. Furthermore, the comparison among the different periods may be affected by shifts in shipments from one location to another, as requested by our customers.
By location of shipment, EMEA revenues decreased by 29.8%, mainly driven by lower sales in Analog, General-Purpose & Automotive Microcontrollers and Power Discrete. Americas revenues decreased 13.7%, mainly due to lower sales in Power Discrete, Analog and General-Purpose Microcontrollers. Asia Pacific revenues decreased 8.7%, mainly due to lower sales in Power Discrete, RF & Optical Communications, and Analog.
Gross profit

	Nine Months ended
	September 27, 2025	September 28, 2024	Variation
	(In millions)
Gross profit	$2,827	$3,967	(28.7)%
Gross margin (as percentage of net revenues)	33.4%	39.9%	-650 bps
Gross margin was 33.4% for the first nine months of 2025, decreasing by approximately 650 basis points compared to the year-ago period, mainly due to unfavorable product mix, sales price impact and higher unused capacity charges.
Operating expenses

	Nine Months ended
	September 27, 2025	September 28, 2024	Variation
	(In millions)
Selling, general and administrative expenses	$1,205	$1,229	(2.0)%
Research and development expenses	1,506	1,554	(3.1)
Total operating expenses	$2,711	$2,783	(2.6)%
As percentage of net revenues	32.0%	28.0%	400 bps
Our operating expenses decreased by $72 million compared to the year-ago period, mainly due to calendar impact, net of vacation and lower discretionary expenses.
As a percentage of net revenues, our operating expenses amounted to 32.0%, increasing from 28.0% in the year-ago period.
Total R&D expenses were net of research tax credits, which amounted to $93 million in the first nine months of 2025 compared to $103 million in the first nine months of 2024.

Other income and expenses, net

	Nine Months ended
	September 27, 2025	September 28, 2024
	(In millions)
Public funding	$155	$197
Exchange gains (losses), net	20	6
Start-up costs	(7)	(62)
Patent costs	(3)	(4)
Gain on sale of non-current assets	5	5
Cancellation fees of committed equipment purchases	(2)	(16)
Other, net	1	(3)
Other income and expenses, net	$169	$123
As percentage of net revenues	2.0%	1.2%
In the first nine months of 2025, other income and expenses, net, amounted to a $169 million income, increasing by $46 million from a $123 million income during the first nine months of 2024, mainly due to lower start-up costs, partially offset by lower public funding.
Operating income

	Nine Months ended
	September 27, 2025	September 28, 2024
	(In millions)
Operating income	$50	$1,307
As percentage of net revenues	0.6%	13.1%
non-U.S. GAAP Operating income	$285	$1,307
As percentage of net revenues	3.4%	13.1%
Operating income in the first nine months of 2025 decreased by $1,257 million to $50 million, compared to the prior-year period. Operating income in the first nine months of 2025 included $235 million impairment, restructuring charges and other related phase-out costs while no such charges were incurred in the 2024 comparative period. Excluding these items, non-U.S. GAAP Operating income amounted to $285 million compared to $1,307 million in the year-ago period, mainly due to a decrease in gross margin profitability, partially offset by lower operating expenses.

Operating income by reportable segments

	Nine Months ended
	September 27, 2025		September 28, 2024
	$ million	% of net revenues	$ million	% of net revenues
AM&S segment	$388	10.7%	$655	16.1%
P&D segment	(150)	(11.8)	218	11.7
Analog, Power & Discrete, MEMS and Sensors Group (APMS)	238	4.8	873	14.7
EMP segment	341	13.3	503	17.7
RF&OC segment	160	16.2	284	24.8
Microcontrollers, Digital ICs and RF products Group (MDRF)	501	14.1	787	19.7
Total operating income of operating segments	739	8.7	1,660	16.7
Others(1)	(689)	—	(353)	—
Total consolidated operating income	$50	0.6%	$1,307	13.1%
(1)Operating income (loss) of “Others” includes items such as unused capacity charges, incidents leading to power outage, impairment, restructuring charges and other related phase-out costs, management reorganization costs, start-up costs, and other unallocated income (expenses) such as: strategic or special research and development programs, certain corporate-level operating expenses, patent claims and litigations, and other costs that are not allocated to reportable segments (e.g. urgent freight costs, changes in fair value measurement on contingent consideration liabilities), as well as operating earnings of other products.
In the first nine months of 2025, AM&S operating income decreased by $267 million to $388 million, mainly driven by lower profitability in Analog. P&D operating loss was $150 million, compared to an operating income of $218 million in the year ago period. EMP operating income was $341 million, lower by $162 million with all subgroups decreasing. RF&OC operating income amounted to $160 million, decreasing by $124 million.
Reconciliation to consolidated operating income (loss)

	Nine Months ended
	September 27, 2025	September 28, 2024
	(In millions)
Total operating income of reportable segments	$739	$1,660
Impairment, restructuring and other related phase-out costs	(235)	—
Start-up costs	(7)	(62)
Unused capacity charges	(328)	(251)
Other unallocated manufacturing results	(118)	(12)
Gain on sale of non-current assets	4	1
Cancellation fees of committed equipment purchases	(2)	(16)
Strategic and R&D programs and other non-allocated provisions(1)	(3)	(13)
Total operating loss of Others	(689)	(353)
Total consolidated operating income	$50	$1,307
(1)Includes unallocated income and expenses such as certain corporate-level operating expenses and other income (costs) that are not allocated to the reportable segments.

Interest income, net

	Nine Months ended
	September 27, 2025	September 28, 2024
	(In millions)
Interest income, net	$131	$166
As percentage of net revenues	1.5%	1.7%
In the first nine months of 2025, we recorded a net interest income of $131 million, compared to $166 million in the year-ago period. The first nine months of 2025 net interest income was composed of $173 million of interest income, partially offset by interest expense on borrowings and banking fees of $42 million. The decrease in interest income was mainly due to lower U.S dollar interest yields and the decrease in liquidity.
Income tax expense

	Nine Months ended
	September 27, 2025	September 28, 2024
	(In millions)
Income tax expense	$(50)	$(231)
As percentage of net revenues	(0.6)%	(2.3)%
During the first nine months of 2025, we registered an income tax expense of $50 million, reflecting a 19.0% estimated annual effective tax rate before discrete items at consolidated level, applied to the first nine months of 2025 consolidated profit before tax. The estimated annual effective tax rate for the year 2025 includes an estimated 0.2% impact of Pillar Two taxes.
In the first nine months of 2024, we registered an income tax expense of $231 million.
Our tax rate is variable and depends on changes in the level of operating results within various local jurisdictions and on changes in the applicable taxation rates of these jurisdictions, as well as changes in estimates on our tax provisions. For 2025, it also takes into account the estimated impact of Pillar Two taxes. Our income tax amounts and rates also depend on our loss carry-forwards and their relevant valuation allowance, which are based on estimated projected plans and available tax planning strategies. In the case of material changes in these plans, the valuation allowance could be adjusted accordingly, with an impact on our income tax expense. In addition, our annual income tax expense includes the estimated impact of provisions related to potential tax positions which have been considered as uncertain, based on our best current understanding. However, tax exposures may require additional provisions in the future for amounts that cannot currently be assessed.
Net income attributable to parent company

	Nine Months ended
	September 27, 2025	September 28, 2024
	(In millions)
Net income attributable to parent company	$196	$1,216
As percentage of net revenues	2.3%	12.2%
For the first nine months of 2025, we reported a net income of $196 million, representing diluted earnings per share of $0.21, compared to a net income of $1,216 million in the prior year period, representing diluted earnings per share of $1.29.

Non-U.S. GAAP Net Income and Non-U.S. GAAP Earnings Per Share (non-U.S. GAAP measures)

(in millions of U.S. dollars, except per share amount)	Gross profit	Operating income (loss)	Net income (loss)	Diluted EPS
US GAAP figures, as reported	2,827	50	196	0.21
Impairment, restructuring charges and other related phase-out costs	—	235	235
Estimated income tax effect	—	—	(45)
Non-US GAAP	2,827	285	386	0.42
Non-U.S. GAAP Net income and diluted Earnings Per Share, stood at $386 million and $0.42 respectively in the first nine months of 2025 compared to a net income of $1,216 million in the prior year period, representing diluted earnings per share of $1.29.

Legal Proceedings
For a discussion of legal proceedings, see Note 28 Contingencies, Claims and Legal Proceedings to our Consolidated Financial Statements.
Impact of Changes in Exchange Rates
Our results of operations and financial condition can be significantly affected by material changes in the exchange rates between the U.S. dollar and other currencies, particularly the Euro.
As a market practice, the reference currency for the semiconductor industry is the U.S. dollar and the market prices of semiconductor products are mainly denominated in U.S. dollars. However, revenues for some of our products are quoted in currencies other than the U.S. dollar, such as Euro-denominated sales, and consequently are directly affected by fluctuations in the value of the U.S. dollar. As a result of currency variations, the appreciation of the Euro compared to the U.S. dollar could increase our level of revenues when translated into U.S. dollars or the depreciation of the Euro compared to the U.S. dollar could decrease our level of revenues when reported in U.S. dollars. Over time, and depending on market conditions, industry prices may align with their equivalent amount in U.S. dollars. However, there is often a lag between changes in currency rates and adjustments in local currency prices paid. These adjustments are proportional to the magnitude of currency fluctuations and may be partial and/or delayed, depending on market demand. Furthermore, certain significant costs incurred by us, such as manufacturing costs, SG&A expenses and R&D expenses, are largely incurred in the currency of the jurisdictions in which our operations are located. Given that most of our operations are located in the Eurozone and other non-U.S. dollar currency areas, our costs tend to increase when translated into U.S. dollars when the U.S. dollar weakens, or to decrease when the U.S. dollar strengthens.
Our principal strategy to reduce the risks associated with exchange rate fluctuations is to balance as much as possible the proportion of sales to our customers denominated in U.S. dollars with the amount of materials, purchases and services from our suppliers denominated in U.S. dollars, thereby reducing the potential exchange rate impact of certain variable costs relative to revenues. Moreover, in order to further reduce the exposure to U.S. dollar exchange fluctuations, we hedge certain line items on our Consolidated Statements of Income, in particular with respect to a portion of cost of sales, most of our R&D expenses and certain SG&A expenses, located in the Eurozone, which we designate as cash flow hedge transactions. We use two different types of hedging instruments: forward contracts and currency options (including collars).
Our Unaudited Interim Consolidated Statements of Income for the three and nine months ended September 27, 2025 include income and expense items translated at the average U.S. dollar exchange rate for the period, plus the impact of the hedging contracts settled during the period. Our effective average exchange rate for the third quarter of 2025 was $1.14 for €1.00, compared to $1.09 in the second quarter of 2025 and $1.08 in the third quarter of 2024. These effective exchange rates reflect the actual exchange rates combined with the effect of cash flow hedge transactions impacting earnings in the period.
The time horizon of our cash flow hedging for manufacturing costs and operating expenses may run up to 24 months, for a limited percentage of our exposure to the Euro, depending on currency market conditions. As of September 27, 2025, the outstanding hedged amounts were €1,397 million to cover manufacturing costs and €758 million to cover operating expenses, at an average exchange rate of approximately $1.14 for €1.00 (considering the collars at upper strike), maturing from October 1, 2025 to December 2, 2026. As of September 27, 2025, measured in respect to the exchange rate at period closing of about $1.17 to €1.00, these outstanding hedging contracts and certain settled contracts covering manufacturing expenses capitalized in inventory resulted in a deferred unrealized gain of approximately $111 million before tax, recorded in “Accumulated other comprehensive income (loss)” in the Consolidated Statement of Equity, compared to a deferred unrealized loss of approximately $96 million before tax on December 31, 2024.
We also hedge certain manufacturing costs denominated in Singapore dollars (“SGD”); as of September 27, 2025, the outstanding hedged amounts were SGD 53 million at an average exchange rate of approximately SGD 1.30 to $1.00 maturing from October 2, 2025 to November 26, 2025. As of September 27, 2025, these outstanding hedging contracts resulted in a deferred unrealized gain of less than $1 million before tax, recorded in “Accumulated other comprehensive income (loss)” in the Consolidated Statement of Equity, compared to a deferred unrealized loss of $3 million dollars on December 31, 2024.

Our cash flow hedging policy is not intended to cover our full exposure and is based on hedging a declining portion of our exposure in the next four quarters. In the third quarter of 2025, as a result of our cash flow hedging, we recycled to earnings a gain of $39 million, of which approximately $26 million impacted cost of sales, $10 million impacted R&D and $3 million impacted SG&A expenses, while in the comparable quarter of 2024, we recorded a gain of $5 million.
In addition to our cash flow hedging, in order to mitigate potential exchange rate risks on our commercial transactions, we purchase and enter into foreign exchange forward contracts and currency options to cover foreign currency exposure in payables and receivables at our affiliates, which we do not designate for hedge accounting. We may in the future purchase or sell similar types of instruments. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk” in our Form 20-F. Furthermore, we may not predict on a timely basis the amount of future transactions in the volatile industry environment. No assurance may be given that our hedging activities will sufficiently protect us against fluctuations in the value of the U.S. dollar. Consequently, our results of operations have been and may continue to be impacted by fluctuations in exchange rates. The net effect of our consolidated foreign exchange exposure in payables and receivables at our affiliates resulted in a net gain of $3 million recorded in “Other income and expenses, net” in our Consolidated Statement of Income for the third quarter of 2025, while in the comparable quarter of 2024, we recorded a net gain of $8 million.
The assets and liabilities of subsidiaries whose functional currency is different from the U.S. dollar reporting currency are, for consolidation purposes, translated into U.S. dollars at the period-end exchange rate. Income and expenses, as well as cash flows, are translated at the average exchange rate for the period. These currency translation effects have been, and may be, significant from period to period since a large part of our assets and liabilities and activities are accounted for in Euros as they are located in jurisdictions where the Euro is the functional currency. Adjustments resulting from the currency translation are recorded directly in equity and are reported as “Accumulated other comprehensive income (loss)” in the Consolidated Statements of Equity. As of September 27, 2025, our outstanding indebtedness was denominated mainly in U.S. dollars and in Euros.
For a more detailed discussion, see Item 3. “Key Information — Risks Related to Our Operations” in our Form 20-F, which may be updated from time to time in our public filings.
Impact of Changes in Interest Rates
Interest rates may fluctuate upon changes in financial market conditions and material changes can affect our earnings and financial condition, since these changes can impact the total interest income received on our cash and cash equivalents, short-term deposits and marketable securities, as well as the total interest expense paid on our financial debt.
Our interest income, net, as reported in our Unaudited Interim Consolidated Statements of Income, is the balance between interest income received from our cash and cash equivalents, short-term deposits and marketable securities, and interest expense recorded on our financial liabilities, including bank fees (including fees on committed credit lines or on the sale without recourse of receivables, if any). Our interest income is dependent upon fluctuations in interest rates, mainly in U.S. dollars and Euros, since we invest primarily on a short-term basis; any increase or decrease in the market interest rates would mean a proportional increase or decrease in our interest income. Our interest expenses are also dependent upon fluctuations in interest rates, since our financial liabilities include European Investment Bank (“EIB”) and Cassa Depositi e Prestiti SpA (“CDP SpA”) Floating Rate Loans at Euribor plus variable spreads. See Note 23 Financial Debt to our Consolidated Financial Statements.
As of September 27, 2025, our total financial resources, including cash and cash equivalents, short-term deposits and marketable securities generated an average annual interest rate of 3.99% while the average annual interest rate on our outstanding debt was 2.06%.
Impact of Changes in Equity Prices
In 2024, we participated to the initial public offering of Innoscience (Suzhou) which became public on the main segment of Hong Kong Stock Exchange. We acquired a 1.4% equity stake for a total amount of $51 million. As a publicly traded equity instrument, the Innoscience investment is measured at fair value through earnings. On these equity investments, carrying value could be reduced due to further losses or impairment charges. See Note 20 and Note 21 to our Consolidated Financial Statements.

Liquidity and Capital Resources
Treasury activities are regulated by our policies, which define procedures, objectives and controls. Our policies focus on the management of our financial risk in terms of exposure to currency rates and interest rates. Most treasury activities are centralized, with any local treasury activities subject to oversight from our head treasury office. The majority of our cash and cash equivalents are held in U.S. dollars and Euros and are placed with financial institutions rated at least as single A long-term rating from two of the major rating agencies, meaning at least A3 from Moody’s Investors Service (“Moody’s”) and A- from Standard & Poor’s (“S&P”) or Fitch Ratings (“Fitch”). Marginal amounts are held in other currencies. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk” in our Form 20-F, which may be updated from time to time in our public filings.
Cash flow
We maintain an adequate cash position and a low debt-to-equity ratio, to provide us with adequate financial flexibility. As in the past, our cash management policy is to finance our investment needs mainly with net cash generated from operating activities.
During the first nine months of 2025, our cash and cash equivalents decreased by $283 million. The components of the net cash variation for the first nine months of 2025 and the comparative 2024 period are set forth below:

	Nine Months ended
	September 27, 2025	September 28, 2024
	(In millions)
Net cash from operating activities	$1,478	$2,284
Net cash used in investing activities	(314)	(2,483)
Net cash from (used in) financing activities	(1,453)	54
Effect of changes in exchange rates	6	—
Net cash decrease	$(283)	$(145)
Net cash from operating activities. Net cash from operating activities is the sum of (i) net income (loss) adjusted for non-cash items and (ii) changes in net working capital. The net cash from operating activities for the first nine months of 2025 was $1,478 million, decreasing compared to $2,284 million in the prior-year period mainly due to lower profitability.
Net cash used in investing activities. Investing activities used $314 million in the first nine months of 2025, decreasing compared to $2,483 million used in the prior-year period, mainly due to lower net capex paid and lower purchases of marketable securities.
Net cash from (used in) financing activities. Net cash used in financing activities was $1,453 million for the first nine months of 2025, compared to net cash from financing activities of $54 million in the first nine months of 2024, and consisting mainly of $750 million repayment of issued convertible debt, $275 million repurchase of common stock, $234 million of dividends paid to stockholders and $159 million repayment of financial debt.
Net Capex and Free Cash Flow (non-U.S. GAAP measures)
We present Net Capex as a non-U.S. GAAP measure, to take into consideration the effect of advances from capital grants received on prior periods allocated to property, plant and equipment in the reporting period. Net Capex is reported as part of our Free Cash Flow (non-U.S. GAAP measure).
Net Capex, a non-U.S. GAAP measure, is defined as (i) Payment for purchase of tangible assets, as reported plus (ii) Proceeds from sale of tangible assets, as reported plus (iii) Proceeds from capital grants and other contributions, as reported plus (iv) Advances from capital grants allocated to property, plant and equipment in the reporting period.
We believe Net Capex provides useful information for investors and management because annual capital expenditures budget includes the effect of capital grants. Our definition of Net Capex may differ from definitions used by other companies.

	Three Months ended		Nine Months ended
	September 27, 2025	September 28, 2024	September 27, 2025	September 28, 2024
	(In millions)
Payment for purchase of tangible assets, as reported	$(431)	$(669)	$(1,593)	$(2,504)
Proceeds from sale of tangible assets, as reported	3	2	9	5
Proceeds from capital grants and other contributions, as reported	11	66	147	358
Advances from capital grants allocated to property, plant and equipment	16	36	40	80
Net Capex	$(401)	$(565)	$(1,397)	$(2,061)
We also present Free Cash Flow, which is a non-U.S. GAAP measure, defined as (i) net cash from operating activities plus (ii) net Capex plus (iii) payment for purchase (and proceeds from sale) of intangible and financial assets and (iv) net cash paid for business acquisitions, if any.
We believe Free Cash Flow provides useful information for investors and management because it measures our capacity to generate cash from our operating and investing activities to sustain our operations.
Free Cash Flow reconciles with the total cash flow and the net cash increase (decrease) by including the payment for purchases of (and proceeds from matured) marketable securities and net investment in (and proceeds from) short-term deposits, the net cash from (used in) financing activities and the effect of changes in exchange rates while excluding the advances from capital grants received in prior periods allocated to property, plant and equipment in the reporting period. Our definition of Free Cash Flow may differ from definitions used by other companies.
Free Cash Flow is determined from our unaudited interim consolidated statements of cash flows as follows:

	Three Months ended		Nine Months ended
	September 27, 2025	September 28, 2024	September 27, 2025	September 28, 2024
	(In millions)
Net cash from operating activities	$549	$723	$1,478	$2,284
Net Capex (non-U.S. GAAP measure)	(401)	(565)	(1,397)	(2,061)
Payment for purchase of intangible assets, net of proceeds from sale	(18)	(20)	(73)	(61)
Payment for purchase of financial assets, net of proceeds from sale	—	(2)	—	(2)
Free Cash Flow (non-U.S. GAAP measure)(1)	$130	$136	$8	$160
Free Cash Flow was positive at $8 million in the first nine months of 2025, compared to positive $160 million in the prior-year period.
Net Financial Position and Adjusted Net Financial Position (non-U.S. GAAP measures)
Our Net Financial Position represents the difference between our total liquidity and our total financial debt. Our total liquidity includes cash and cash equivalents, short-term deposits and marketable securities, and our total financial debt includes short-term debt and long-term debt, as reported in our consolidated balance sheets. Adjusted Net Financial Position represents net financial position less advances received from capital grants, to present the effect on total liquidity of advances received on capital grants for which capital expenditures have not been incurred yet. Net Financial Position and Adjusted Net Financial Position are not U.S. GAAP measures, but we believe they provide useful information for investors and management because they give evidence of our global position either in terms of net indebtedness or net cash by measuring our capital resources based on cash and cash equivalents, restricted cash, if any, short-term deposits and marketable securities and the total level of our financial debt. Our definition of Net Financial Position may differ from definitions used by other companies and therefore comparability may be limited. Our Net Financial Position and Adjusted Net Financial Position for each period have been determined from our consolidated balance sheets as follows:

	As of
	September 27, 2025	December 31, 2024	September 28, 2024
	(In millions)
Cash and cash equivalents	$1,999	$2,282	$3,077
Short-term deposits	1,450	1,450	977
Marketable securities	1,327	2,452	2,242
Total liquidity	4,776	6,184	6,296
Short-term debt	(256)	(990)	(1,003)
Long-term debt	(1,910)	(1,963)	(2,112)
Total financial debt	(2,166)	(2,953)	(3,115)
Net Financial Position (non-U.S. GAAP measure)	$2,610	$3,231	$3,181
Advances from capital grants	(345)	(385)	(366)
Adjusted Net Financial Position (non-U.S. GAAP measure)	$2,265	$2,846	$2,815
Our Net Financial Position as of September 27, 2025, was $2,610 million, decreasing compared to $3,231 million and $3,181 million as of December 31, 2024 and September 28, 2024 respectively.
Cash and cash equivalents amounted to $1,999 million as of September 27, 2025.
Short-term deposits amounted to $1,450 million as of September 27, 2025 and consisted of available liquidity with maturity over three months and below one year.
Marketable securities amounted to $1,327 million and consisted of U.S. Treasury Bonds classified as available-for-sale financial assets.
Financial debt was $2,166 million as of September 27, 2025 and was composed of (i) $256 million of short-term debt and (ii) $1,910 million of long-term debt. The breakdown of our total financial debt included (i) $1,169 million in EIB loans, (ii) $183 million in CDP SpA loans, (iii) $749 million in our 2020 Senior Unsecured Convertible Bonds, (iv) $62 million in finance leases, and (v) $3 million in loans from other funding programs.
The EIB loans are comprised of three long-term amortizing credit facilities as part of R&D funding programs. The first one, signed in August 2017, is a €500 million loan, in relation to R&D and capital expenditures in the European Union, fully drawn in Euros, of which $233 million was outstanding as of September 27, 2025. The second one, signed in 2020, is a €500 million credit facility agreement with EIB to support R&D and capital expenditure programs in Italy and France. The amount was fully drawn in Euros representing $351 million outstanding as of September 27, 2025. In 2022, we signed a third long-term amortizing credit facility with EIB of €600 million, out of which, €300 million was withdrawn in Euros and $300 million in U.S dollars, representing $585 million outstanding as of September 27, 2025.
The CDP SpA loans are comprised of two long-term credit facilities. The first one, signed in 2021, is a €150 million loan, fully drawn in Euros, of which $58 million were outstanding as of September 27, 2025. The second one, signed in 2022, is a €200 million loan, fully drawn in Euros, of which $125 million were outstanding as of September 27, 2025.
On August 4, 2020, we issued a $1.5 billion offering of senior unsecured convertible bonds convertible into new or existing ordinary shares of the Company. Proceeds from the issuance of the bonds, net of $10 million transaction costs, amounted to $1,567 million. The 2020 Senior Unsecured Convertible Bonds were issued in two $750 million principal amount tranches, Tranche A with a maturity of 5 years (47.5% conversion premium, negative 1.12% yield to maturity, 0% coupon) and Tranche B with a maturity of 7 years (52.5% conversion premium, negative 0.63% yield to maturity, 0% coupon). Tranche A bonds were fully settled in cash in the third quarter of 2025, the bonds reaching the maturity date with conversion options being out-of-the-money. The conversion price was $43.62 on Tranche A and is $45.10 on Tranche B. The Tranche B Bonds are convertible by the bondholders if certain conditions are satisfied, on a net-share settlement basis, except if we elect a full-cash or a full-share conversion as an alternative settlement. The outstanding balance of the bonds as of September 27, 2025, was reported at $749 million. The amount is related to Tranche B of the bonds and is classified as long-term debt in accordance with its contractual maturity.

Our long-term debt contains standard conditions but does not impose minimum financial ratios. We had unutilized committed medium-term credit facilities with core relationship banks totaling $638 million as of September 27, 2025.
As of September 27, 2025, debt payments at redemption value by period were as follows:

	Payments Due by Period
	Total	2025	2026	2027	2028	2029	Thereafter
	(In millions)
Long-term debt (including current portion)	$2,167	$81	$252	$987	$247	$170	$430
In the above table, Tranche B of 2020 Senior Unsecured Convertible Bonds is presented at its principal amount with original maturity date of 2027, in line with contractual terms.
Our current ratings with the two major rating agencies that report on us on a solicited basis, are as follows: S&P: “BBB+” with stable outlook; Moody’s: “Baa1” with stable outlook.
Financial Outlook: Capital Investment
Our policy is to modulate our capital spending according to the evolution of the semiconductor market. To optimize our investments in response to the current market conditions, we have reduced our Net Capex (non-U.S. GAAP) plan, now slightly below $2 billion for 2025.
Our Net Capex (non-U.S. GAAP) will be largely driven by our manufacturing reshaping initiatives (accelerated transition towards 300mm silicon and 200mm silicon carbide).
In particular:
•In Catania, Italy, the new high-volume fully vertically integrated 200mm silicon carbide manufacturing facility for power devices and modules, as well as test and packaging;
•in Chongqing, China, the new 200mm silicon carbide device manufacturing joint venture with Sanan Optoelectronics;
•in Crolles, France, digital 300mm;
•in Agrate, Italy, the ramp-up of the 300mm wafer fab to support analog mixed signal, smart power HCMOS and VIPpower technologies;
•Capital investments in back-end facilities, which in 2025 will be largely focused on: (i) capacity growth on certain package families, including power loss protection / direct copper interconnect technology (ii) the new generation of intelligent power modules for automotive and industrial applications, and (iii) selected investments for the modernization and expansion assembly and test operations.
The remaining part of our Net Capex (non-U.S. GAAP) covers the overall maintenance and efficiency improvements of our manufacturing operations and infrastructure, R&D activities, laboratories as well as the execution of our carbon neutrality programs.
We will continue to invest to support revenues growth and new products introduction, taking into consideration factors such as trends in the semiconductor industry, capacity utilization and our goal to become carbon neutral in all direct and indirect emissions (scopes 1 and 2), product transportation, business travel, and employee commuting emissions (our scope 3 focus), and to achieve our 100% renewable electricity sourcing goal by the end of 2027. We expect to need significant financial resources in the coming years for capital expenditures and for our investments in manufacturing and R&D. We plan to fund our capital requirements with cash provided by operating activities, available funds and support from third parties, and may have recourse to borrowings under available credit lines and, to the extent necessary or attractive based on market conditions prevailing at the time, the issuance of debt, convertible bonds or additional equity securities. A substantial deterioration of our economic results, and consequently of our profitability, could generate a deterioration of the cash generated by our operating activities. Therefore, there can be no assurance that, in future periods, we will generate the same level of cash as in prior years to fund our capital expenditure plans for expanding/upgrading our production facilities, our working capital requirements, our R&D and manufacturing costs.

We believe that we have the financial resources needed to meet our currently projected business requirements for the next twelve months, including capital expenditures for our manufacturing activities, working capital requirements, approved dividend payments, share buy-backs as part of our current repurchase program and the repayment of our debt in line with maturity dates.
Contractual Obligations, Commercial Commitments and Contingencies
Our contractual obligations, commercial commitments and contingencies are mainly comprised of: long-term purchase commitments for material, equipment and software license, take-or-pay type of agreements to outsource wafers from foundries, and firm contractual commitments related to power purchase and minimum energy efficiency, as part of our actions to become carbon neutral by 2027 on scope 1 and 2 and focusing on product transportation, business travel and employee commuting emissions for scope 3, commercial agreements with customers, long term debt obligations, pension obligations and other long-term liabilities.
Off-Balance Sheet Arrangements
We had no material off-balance sheet arrangements as of September 27, 2025.
Impact of Recently Issued U.S. Accounting Standards
See Note 5 Recent Accounting Pronouncements to our Consolidated Financial Statements.
Backlog and Customers
During the third quarter of 2025, our booking plus net frame orders slightly increased compared to the second quarter of 2025. We entered the fourth quarter of 2025 with a backlog higher than the level we had when entering in the third quarter of 2025. Backlog (including frame orders) is subject to possible cancellation, push back and lower ratio of frame orders being translated into firm orders and, thus, it is not necessarily indicative of the amount of billings or growth to be registered in subsequent periods.
There is no guarantee that any customer will continue to generate revenues for us at the same levels as in prior periods. If we were to lose one or more of our key customers, or if they were to significantly reduce their bookings, not confirm planned delivery dates on frame orders in a significant manner or fail to meet their payment obligations, our operating results and financial condition could be adversely affected.

Disclosure Controls and Procedures
Evaluation
Our management, including the CEO and CFO, performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934 (“Disclosure Controls”) as of the end of the period covered by this report. Disclosure Controls are controls and procedures designed to reasonably assure that information required to be disclosed in our reports filed under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), such as this periodic report, is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms. Disclosure Controls are also designed to reasonably assure that such information is accumulated and communicated to our management, including the CEO and CFO, as appropriate to allow timely decisions regarding required disclosure. Our quarterly evaluation of Disclosure Controls includes an evaluation of certain components of our internal control over financial reporting, and internal control over financial reporting is also separately evaluated on an annual basis.
The evaluation of our Disclosure Controls included a review of the controls’ objectives and design, our implementation of the controls and their effect on the information generated for use in this periodic report. In the course of the controls evaluation, we reviewed identified data errors, errors in process flow or delay in communication, control problems and sought to confirm that appropriate corrective actions, including process improvements, were being undertaken. This type of evaluation is performed at least on a quarterly basis so that the conclusions of management, including the CEO and CFO, concerning the effectiveness of the Disclosure Controls can be reported in our periodic reports on Form 6-K and Form 20-F. The components of our Disclosure Controls are also evaluated on an ongoing basis by our Internal Audit Department, which reports directly to our Audit Committee. The overall goals of these various evaluation activities are to monitor our Disclosure Controls, and to modify them as necessary. Our intent is to maintain the Disclosure Controls as dynamic systems that change as conditions warrant.
Based upon the controls evaluation, our CEO and CFO have concluded that, as of the end of the period covered by this periodic report, our Disclosure Controls were effective at the reasonable assurance level.
Changes in Internal Control over Financial Reporting
There were no changes to our internal control over financial reporting that occurred during the period covered by this report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
Limitations on Effectiveness of Controls
No system of internal control over financial reporting, including one determined to be effective, may prevent or detect all misstatements. It can provide only reasonable assurance regarding financial statement preparation and presentation. Also, projections of the results of any evaluation of the effectiveness of internal control over financial reporting into future periods are subject to inherent risk that the relevant controls may become inadequate due to changes in circumstances or that the degree of compliance with the underlying policies or procedures may deteriorate.

Other Reviews
We have sent this report to our Audit Committee, which had an opportunity to raise questions with our management and independent auditors before we submitted it to the SEC.
Cautionary Note Regarding Forward-Looking Statements
Some of the statements contained in this Form 6-K that are not historical facts, particularly in “Business Overview” and in “Liquidity and Capital Resources—Financial Outlook: Capital Investment”, are statements of future expectations and other forward-looking statements (within the meaning of Section 27A of the Securities Act of 1933 or Section 21E of the Securities Exchange Act of 1934, each as amended) that are based on management’s current views and assumptions, and are conditioned upon and also involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those anticipated by such statements due to, among other factors:
•Changes in global trade policies, including the adoption and expansion of tariffs and trade barriers, that could affect the macro-economic environment and may directly or indirectly adversely impact the demand for our products;
•Uncertain macro-economic and industry trends (such as inflation and fluctuations in supply chains), which may impact production capacity and end-market demand for our products;
•Customer demand that differs from projections, which may require us to undertake transformation measures that may not be successful in realizing the expected benefits in full or at all;
•The ability to design, manufacture and sell innovative products in a rapidly changing technological environment;
•Changes in economic, social, public health, labor, political, or infrastructure conditions in the locations where we, our customers, or our suppliers operate, including as a result of macro-economic or regional events, geopolitical and military conflicts, social unrest, labor actions, or terrorist activities;
•Unanticipated events or circumstances, which may impact our ability to execute our plans and/or meet the objectives of our R&D and manufacturing programs, which benefit from public funding;
•Financial difficulties with any of our major distributors or significant curtailment of purchases by key customers;
•The loading, product mix, and manufacturing performance of our production facilities and/or our required volume to fulfill capacity reserved with suppliers or third-party manufacturing providers;
•Availability and costs of equipment, raw materials, utilities, third-party manufacturing services and technology, or other supplies required by our operations (including increasing costs resulting from inflation);
•The functionalities and performance of our IT systems, which are subject to cybersecurity threats and which support our critical operational activities including manufacturing, finance and sales, and any breaches of our IT systems or those of our customers, suppliers, partners and providers of third-party licensed technology;
•Theft, loss, or misuse of personal data about our employees, customers, or other third parties, and breaches of data privacy legislation;
•The impact of intellectual property (“IP”) claims by our competitors or other third parties, and our ability to obtain required licenses on reasonable terms and conditions;
•Changes in our overall tax position as a result of changes in tax rules, new or revised legislation, the outcome of tax audits or changes in international tax treaties which may impact our results of operations as well as our ability to accurately estimate tax credits, benefits, deductions and provisions and to realize deferred tax assets;
•Variations in the foreign exchange markets and, more particularly, the U.S. dollar exchange rate as compared to the Euro and the other major currencies we use for our operations;

•The outcome of ongoing litigation as well as the impact of any new litigation to which we may become a defendant;
•Product liability or warranty claims, claims based on epidemic or delivery failure, or other claims relating to our products, or recalls by our customers for products containing our parts;
•Natural events such as severe weather, earthquakes, tsunamis, volcano eruptions or other acts of nature, the effects of climate change, health risks and epidemics or pandemics in locations where we, our customers or our suppliers operate;
•Increased regulation and initiatives in our industry, including those concerning climate change and sustainability matters and our goal to become carbon neutral in all direct and indirect emissions (scopes 1 and 2), product transportation, business travel, and employee commuting emissions (our scope 3 focus), and to achieve our 100% renewable electricity sourcing goal by the end of 2027;
•Epidemics or pandemics, which may negatively impact the global economy in a significant manner for an extended period of time, and could also materially adversely affect our business and operating results;
•Industry changes resulting from vertical and horizontal consolidation among our suppliers, competitors, and customers;
•The ability to successfully ramp up new programs that could be impacted by factors beyond our control, including the availability of critical third-party components and performance of subcontractors in line with our expectations; and
•Individual customer use of certain products, which may differ from the anticipated uses of such products and result in differences in performance, including energy consumption, may lead to a failure to achieve our disclosed emission-reduction goals, adverse legal action or additional research costs.
Such forward-looking statements are subject to various risks and uncertainties, which may cause actual results and performance of our business to differ materially and adversely from the forward-looking statements. Certain forward-looking statements can be identified by the use of forward-looking terminology, such as “believes”, “expects”, “may”, “are expected to”, “should”, “would be”, “seeks” or “anticipates” or similar expressions or the negative thereof or other variations thereof or comparable terminology, or by discussions of strategy, plans or intentions.
Some of these risk factors are set forth and are discussed in more detail in “Item 3. Key Information - Risk Factors” included in our Annual Report on Form 20-F for the year ended December 31, 2024 as filed with the Securities and Exchange Commission (“SEC”) on February 27, 2025. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in our Form 20-F as anticipated, believed or expected. We do not intend, and do not assume any obligation, to update any industry information or forward-looking statements set forth in this Form 6-K to reflect subsequent events or circumstances.
Unfavorable changes in the above or other factors listed under “Item 3. Key Information - Risk Factors” from time to time in our SEC filings, could have a material adverse effect on our business and/ or financial condition.

STMICROELECTRONICS N.V.
UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

STMicroelectronics N.V.
CONSOLIDATED STATEMENTS OF INCOME

	Three Months ended
	(Unaudited)
In millions of U.S. dollars except per share amounts	September 27, 2025	September 28, 2024
Net sales	3,183	3,245
Other revenues	4	6
Net revenues	3,187	3,251
Cost of sales	(2,128)	(2,023)
Gross profit	1,059	1,228
Selling, general and administrative expenses	(395)	(385)
Research and development expenses	(502)	(492)
Other income and expenses, net	55	30
Impairment, restructuring charges and other related phase-out costs	(37)	—
Operating income	180	381
Interest income, net	38	55
Other components of pension benefit costs	(4)	(4)
Gain on financial instruments, net	79	—
Income before income taxes and noncontrolling interest	293	432
Income tax expense	(54)	(71)
Net income	239	361
Net income attributable to noncontrolling interest	(2)	(10)
Net income attributable to parent company stockholders	237	351

Earnings per share (Basic) attributable to parent company's stockholders	0.27	0.39
Earnings per share (Diluted) attributable to parent company's stockholders	0.26	0.37

The accompanying notes are an integral part of these unaudited consolidated financial statements

STMicroelectronics N.V.
CONSOLIDATED STATEMENTS OF INCOME

	Nine Months ended
	(Unaudited)
In millions of U.S. dollars except per share amounts	September 27, 2025	September 28, 2024
Net sales	8,440	9,915
Other revenues	30	32
Net revenues	8,470	9,947
Cost of sales	(5,643)	(5,980)
Gross profit	2,827	3,967
Selling, general and administrative expenses	(1,205)	(1,229)
Research and development expenses	(1,506)	(1,554)
Other income and expenses, net	169	123
Impairment, restructuring charges and other related phase-out costs	(235)	—
Operating income	50	1,307
Interest income, net	131	166
Other components of pension benefit costs	(13)	(12)
Gain (loss) on financial instruments, net	85	(1)
Income before income taxes and noncontrolling interest	253	1,460
Income tax expense	(50)	(231)
Net income	203	1,229
Net income attributable to noncontrolling interest	(7)	(13)
Net income attributable to parent company stockholders	196	1,216

Earnings per share (Basic) attributable to parent company's stockholders	0.22	1.35
Earnings per share (Diluted) attributable to parent company's stockholders	0.21	1.29

The accompanying notes are an integral part of these unaudited consolidated financial statements

STMicroelectronics N.V.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Three months ended
	(Unaudited)
In million of U.S. dollars	September 27, 2025	September 28, 2024
Net income	239	361
Other comprehensive income (loss), net of tax

Derivative instruments:
Change in fair value of cash-flow hedges	(23)	63
Reclassification for net (gains)/losses realized and included in net income	(34)	(4)
Total change in unrealized gains/losses on cash-flow hedges	(57)	59

Available-for-sale debt securities:
Change in fair value of available-for-sale debt securities	1	20
Reclassification for net (gains)/losses realized and included in net income	—	—
Total change in unrealized gains/losses on available-for sale debt securities	1	20

Defined benefit plans:
Actuarial gains/(losses) arising during the period	(1)	—
Amortization of actuarial (gains)/losses included in net income	2	2
Total change in unrealized gains/losses on defined benefit plans	1	2

Change in foreign currency translation	(22)	155

Other comprehensive income (loss), net of tax	(77)	236
Total comprehensive income	162	597
Less: comprehensive income (loss) attributable to noncontrolling interest	2	10
Total comprehensive income attributable to parent company's stockholders	160	587

The accompanying notes are an integral part of these unaudited consolidated financial statements

STMicroelectronics N.V.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Nine Months ended
	(Unaudited)
In millions of U.S. dollars	September 27, 2025	September 28, 2024
Net income	203	1,229
Other comprehensive income (loss), net of tax

Derivative instruments:
Change in fair value of cash-flow hedge	199	6
Reclassification for net (gains)/losses realized and included in net income	(19)	(9)
Total change in unrealized gains/losses on cash-flow hedge	180	(3)

Available-for-sale debt securities:
Change in fair value of available-for-sale debt securities	12	13
Reclassification for net (gains)/losses realized and included in net income	—	—
Total change in unrealized gains/losses on available-for sale debt securities	12	13

Defined benefit plans:
Actuarial gains/(losses) arising during the period	(7)	(3)
Amortization of actuarial (gains)/losses included in net income	6	6
Total change in unrealized gains/losses on defined benefit plans	(1)	3

Change in foreign currency translation	480	31

Other comprehensive income (loss), net of tax	671	44
Total comprehensive income	874	1,273
Less: comprehensive income (loss) attributable to noncontrolling interest	8	13
Total comprehensive income attributable to parent company's stockholders	866	1,260

The accompanying notes are an integral part of these unaudited consolidated financial statements

STMicroelectronics N.V.
CONSOLIDATED BALANCE SHEETS

In millions of U.S. dollars, except share amounts	September 27, 2025	December 31, 2024
	(Unaudited)	(Audited)
ASSETS
Current assets:
Cash and cash equivalents	1,999	2,282
Short-term deposits	1,450	1,450
Marketable securities	1,327	2,452
Trade accounts receivable, net	1,620	1,749
Inventories	3,167	2,794
Other current assets	1,268	1,007
Total current assets	10,831	11,734
Goodwill	313	290
Other intangible assets, net	329	346
Property, plant and equipment, net	11,267	10,877
Non-current deferred tax assets	506	464
Long-term investments	156	71
Other non-current assets	1,284	961
Total assets	24,686	24,743

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Short-term debt	256	990
Trade accounts payable	1,436	1,323
Other payables and accrued liabilities	1,404	1,306
Dividends payable to stockholders	176	88
Accrued income tax	89	66
Total current liabilities	3,361	3,773
Long-term debt	1,910	1,963
Post-employment benefit obligations	433	377
Long-term deferred tax liabilities	55	47
Other long-term liabilities	826	904
Total liabilities	6,585	7,064
Commitment and contingencies
Stockholders' equity:
Parent company stockholders' equity
Common stock (preferred stock: 540,000,000 shares authorized, not issued; common stock: Euro 1.04 par value, 1,200,000,000 shares authorized, 911,281,920 shares issued, 892,328,291 shares outstanding as of September 27, 2025)	1,157	1,157
Additional paid-in capital	3,232	3,088
Retained earnings	13,114	13,459
Accumulated other comprehensive income	906	236
Treasury stock	(546)	(491)
Total parent company stockholders' equity	17,863	17,449
Noncontrolling interest	238	230
Total stockholders' equity	18,101	17,679
Total liabilities and stockholders' equity	24,686	24,743

The accompanying notes are an integral part of these unaudited consolidated financial statements

STMicroelectronics N.V.
CONSOLIDATED STATEMENTS OF EQUITY

In millions of U.S. dollars, except per share amounts	Common Stock	Additional Paid-In Capital	Treasury Stock	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Non controlling Interest	Total Equity
Balance as of June 29, 2024 (Unaudited)	1,157	2,985	(354)	12,813	421	126	17,148
Capital contribution from noncontrolling interest	—	—	—	—	—	104	104
Repurchase of common stock	—	—	(92)	—	—	—	(92)
Stock-based compensation expense	—	47	46	(46)	—	—	47
Comprehensive income (loss):
Net income	—	—	—	351	—	10	361
Other comprehensive income (loss), net of tax	—	—	—	—	236	—	236
Comprehensive income	—	—	—	—	—	—	597
Balance as of September 28, 2024 (Unaudited)	1,157	3,032	(400)	13,118	657	240	17,804

In millions of U.S. dollars, except per share amounts	Common Stock	Additional Paid-In Capital	Treasury Stock	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Non controlling Interest	Total Equity
Balance as of June 28, 2025 (Unaudited)	1,157	3,187	(490)	12,911	983	236	17,984
Repurchase of common stock	—	—	(91)	—	—	—	(91)
Stock-based compensation expense	—	45	35	(35)	—	—	45
Comprehensive income (loss):
Net income	—	—	—	237	—	2	239
Other comprehensive income (loss), net of tax	—	—	—	—	(77)	—	(77)
Comprehensive income	—	—	—	—	—	—	162
Dividends, $0.36 per share	—	—	—	1	—	—	1
Balance as of September 27, 2025 (Unaudited)	1,157	3,232	(546)	13,114	906	238	18,101

The accompanying notes are an integral part of these unaudited consolidated financial statements

STMicroelectronics N.V.
CONSOLIDATED STATEMENTS OF EQUITY

In million of U.S. dollars, except per share amounts	Common Stock	Additional Paid-In Capital	Treasury Stock	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Non controlling Interest	Total Equity
Balance as of December 31, 2023 (Audited)	1,157	2,866	(377)	12,470	613	123	16,852
Capital contribution from noncontrolling interest	—	—	—	—	—	104	104
Repurchase of common stock	—	—	(267)	—	—	—	(267)
Stock-based compensation expense	—	166	244	(244)	—	—	166
Comprehensive income (loss) :
Net income	—	—	—	1,216	—	13	1,229
Other comprehensive income (loss), net of tax	—	—	—	—	44	—	44
Comprehensive income	—	—	—	—	—	—	1,273
Dividends, $0.36 per share	—	—	—	(324)	—	—	(324)
Balance as of September 28, 2024 (Unaudited)	1,157	3,032	(400)	13,118	657	240	17,804

In million of U.S. dollars, except per share amounts	Common Stock	Additional Paid-In Capital	Treasury Stock	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Non controlling Interest	Total Equity
Balance as of December 31, 2024 (Audited)	1,157	3,088	(491)	13,459	236	230	17,679
Repurchase of common stock	—	—	(275)	—	—	—	(275)
Stock-based compensation expense	—	144	220	(220)	—	—	144
Comprehensive income (loss) :
Net income	—	—	—	196	—	7	203
Other comprehensive income (loss), net of tax	—	—	—	—	670	1	671
Comprehensive income	—	—	—	—	—	—	874
Dividends, $0.36 per share	—	—	—	(321)	—	—	(321)
Balance as of September 27, 2025 (Unaudited)	1,157	3,232	(546)	13,114	906	238	18,101

The accompanying notes are an integral part of these unaudited consolidated financial statements

STMicroelectronics N.V.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Nine Months ended
	(Unaudited)
In millions of U.S. dollars	September 27, 2025	September 28, 2024
Cash flows from operating activities:
Net income	203	1,229
Items to reconcile net income and cash flows from operating activities:
Depreciation and amortization	1,374	1,309
Amortization of issuance costs on convertible bonds	1	1
(Gain) loss on financial instruments, net	(85)	1
Non-cash stock-based compensation	144	166
Other non-cash items	(153)	(168)
Deferred income tax	(39)	53
Impairment losses, non-cash restructuring charges and other related phase-out costs	157	—
Changes in assets and liabilities:
Trade receivables, net	134	(2)
Inventories	(214)	(165)
Trade payables	116	56
Other assets and liabilities, net	(160)	(196)
Net cash from operating activities	1,478	2,284

Cash flows used in investing activities:
Payment for purchase of tangible assets	(1,593)	(2,504)
Proceeds from capital grants and other contributions	147	358
Proceeds from sale of tangible assets	9	5
Payment for purchase of marketable securities	(354)	(2,079)
Proceeds from matured marketable securities	1,550	1,550
Net proceeds from (investment in) short-term deposits	—	250
Payment for purchase of intangible assets	(73)	(61)
Payment for purchase of financial assets	—	(2)
Net cash used in investing activities	(314)	(2,483)

Cash flows from (used in) financing activities:
Proceeds from long-term debt	—	300
Repayment of issued convertible bonds	(750)	—
Repayment of long-term debt	(159)	(129)
Repurchase of common stock	(275)	(267)
Dividends paid to stockholders	(234)	(201)
Payment for withholding tax on vested shares	(23)	(44)
Proceeds from noncontrolling interest	—	104
Proceeds from advances on capital grants	—	295
Other financing activities	(12)	(4)
Net cash from (used in) financing activities	(1,453)	54
Effect of changes in exchange rates	6	—
Net cash decrease	(283)	(145)
Cash and cash equivalents at beginning of the period	2,282	3,222
Cash and cash equivalents at end of the period	1,999	3,077

The accompanying notes are an integral part of these unaudited consolidated financial statements

STMicroelectronics N.V.
Notes to Interim Consolidated Financial Statements (Unaudited)
1.The Company
STMicroelectronics N.V. (the “Company”) is registered in the Netherlands with its corporate legal seat in Amsterdam, the Netherlands, and its corporate headquarters located in Geneva, Switzerland.
The Company is a global semiconductor company that designs, develops, manufactures and markets a broad range of products, including discrete and general-purpose components, application-specific integrated circuits (“ASICs”), full custom devices and semi-custom devices and application-specific standard products (“ASSPs”) for analog, digital and mixed-signal applications. In addition, the Company participates in the manufacturing value chain of smartcard products, which includes the production and sale of both silicon chips and smartcards.
2.Fiscal Year
The Company’s fiscal year ends on December 31. Interim periods are established for accounting purposes on a thirteen-week basis.
The Company’s first quarter ended on March 29, the second quarter ended on June 28, the third quarter ended on September 27, and its fourth quarter will end on December 31.
3.Basis of Presentation
The accompanying unaudited interim consolidated financial statements of the Company have been prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”), consistent in all material respects with those applied for the year ended December 31, 2024. The interim financial information is unaudited and reflects all normal adjustments which are, in the opinion of management, necessary to provide a fair statement of results for the periods presented. The results of operations for the interim period are not necessarily indicative of the results to be expected for the entire year.
All balances and values in the current and prior periods are in millions of U.S. dollars, except share and per-share amounts.
The accompanying unaudited interim consolidated financial statements do not include certain footnotes and financial disclosures normally required on an annual basis under U.S. GAAP. Therefore, these unaudited interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2024, as filed with the U.S. Securities and Exchange Commission (the “SEC”) on February 27, 2025.
4.Use of Estimates
The preparation of consolidated financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions. The primary areas that require significant estimates and judgments by management include, but are not limited to:
•sales allowances for discounts, price protection, product returns and other rebates,
•inventory obsolescence reserves and assessment of normal manufacturing capacity to determine costs capitalized in inventory,
•recognition and measurement of loss contingencies,
•valuation at fair value of assets acquired and liabilities assumed on business acquisitions, and measurement of any contingent consideration,
•annual and trigger-based impairment review of goodwill and intangible assets, as well as the assessment of events which could trigger impairment testing on tangible assets, the assumptions used when testing asset groups for impairment, and the assessment of the Company’s long-lived assets economic useful lives,
•assumptions used in measuring expected credit losses and impairment charges on financial assets,
•assumptions used in assessing the number of awards expected to vest on stock-based compensation plans,
•assumptions used in calculating net defined pension benefit obligations and other long-term employee benefits, and
•determination of the amount of tax expected to be paid and tax benefit expected to be received, including deferred income tax assets, valuation allowance and provisions for uncertain tax positions and claims.
The Company bases the estimates and assumptions on historical experience and on various other factors such as market trends, market information used by market participants and the latest available business plans that it believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities. While the Company regularly evaluates its estimates and assumptions, the actual results experienced by the Company could differ materially and adversely from those estimates.
5.Recent Accounting Pronouncements
In the first nine months of 2025, the Company did not adopt any new accounting guidance that had a material impact on its financial position and results of operations.
In December 2023, the FASB issued new guidance related to income taxes, which requires additional disclosures, primarily around disaggregation of income tax paid and specific categories in the income tax rate reconciliation. The guidance will be effective for the Company beginning with the annual report for the current fiscal year. The Company will include all mandatory disclosures at year-end.
In November 2024, the FASB issued new guidance to improve comprehensive income disclosures. The guidance requires disaggregated disclosures of certain expense captions into specified categories in the notes to the financial statements. The guidance will be effective for the Company beginning with the annual report for fiscal year ending December 31, 2027 and interim periods thereafter. The Company is currently assessing the impact of the new guidance on its financial statement disclosures.
6.Other Income and Expenses, Net
Other income and expenses, net consisted of the following:

	Three Months ended		Nine Months ended
	September 27, 2025	September 28, 2024	September 27, 2025	September 28, 2024
Public funding	53	46	155	197
Start-up costs	(1)	(11)	(7)	(62)
Exchange gains (losses), net	3	8	20	6
Patent costs	(1)	(1)	(3)	(4)
Gain on sale of non-current assets	—	2	5	5
Cancellation fees of committed equipment purchases	1	(16)	(2)	(16)
Other, net	—	2	1	(3)
Total	55	30	169	123
The Company receives public funding from governmental bodies in several jurisdictions.
Start-up costs represent costs incurred in the ramp-up phase of the Company’s newly integrated manufacturing activities.

Exchange gains and losses, net represent the portion of exchange rate changes on transactions denominated in currencies other than a subsidiary’s functional currency and the changes in fair value of derivative instruments which are not designated as hedges, as described in Note 29.
Patent costs mainly include legal and attorney fees and payment for claims, patent pre-litigation consultancy and legal fees. They are reported net of settlements, if any, which primarily include reimbursements of prior patent litigation costs.
7.Impairment, restructuring and other related phase-out costs
The Company is currently engaged in a company-wide program aimed to reshape the Company’s manufacturing footprint by accelerating the wafer fab capacity to 300mm Silicon (Agrate, Italy and Crolles, France) and 200mm Silicon Carbide (Catania, Italy) and resizing the Company’s global cost base. This program is expected to result in strengthening the Company’s capability to grow revenues with an improved operating efficiency.
Impairment, restructuring charges and other related phase-out costs incurred in the third quarter and first nine months of 2025 are summarized as follows:

Three months ended September 27, 2025	Impairment	Restructuring charges	Other related phase-out costs	Total impairment, restructuring charges and other related phase-out costs
Manufacturing reshaping pillar	17	1	—	18
Cost base resizing pillar	6	13	—	19
Total	23	14	—	37

Nine months ended September 27, 2025	Impairment	Restructuring charges	Other related phase-out costs	Total impairment, restructuring charges and other related closure costs
Manufacturing reshaping pillar	130	29	—	159
Cost base resizing pillar	6	50	—	56
Other	20	—	—	20
Total	156	79	—	235
Impairment charges
In the first nine months of 2025, the Company recorded a total impairment charge of $156 million, of which $23 million recorded in the third quarter of 2025. Following the announcement of the launch of its reshaping plan in April 2025, the Company identified certain impairment indicators which triggered an impairment test on its manufacturing activities impacted by the program, primarily in France and in Italy. The impairment test was conducted on several asset groups, each composed of buildings, facilities and equipment. Infrastructures (building and facilities) were identified as the primary asset of each tested asset group, taking into consideration that certain infrastructures will be dismantled pursuant to the manufacturing reshaping and rationalization program. The impairment test generated a total charge of $130 million, of which $27 million on buildings currently held for use but expected to be demolished, $81 million on facilities currently used but expected to be dismantled, and $22 million on equipment to be disposed of upon execution of the manufacturing reshaping program.
The impairment test was conducted on certain asset groups held for use, primarily infrastructures (buildings and facilities). The carrying amount of impaired infrastructures totaled $151 million and fair value totaled $43 million as of the date of the impairment test. Fair value was measured based on an income approach, which corresponds to a Level 3 measurement hierarchy. This income approach models a theoretical rental income generated from the right of use of the infrastructures (square meters of available space) on a determined period (period of use until expected complete phase down and subsequent dismantling). The rental income is estimated based on prices from the rental market for semiconductor and industrial space (clean room and other technical infrastructures), discounted at a rate which represents the yield expected from a market participant on the rental market. The discount rate is determined as the sum of the risk-free rate applicable in the country where the infrastructures are located as of the date of the impairment test, plus a rental market premium based on available market data. The annual discount rate used in the impairment test is on average 6%.
In the first nine months of 2025, the Company also recorded a $20 million impairment charge on a license under joint development with a third party, for which future use is no longer expected, and a $6 million impairment charge on long-lived assets with no alternative future use, following the decision to rationalize certain R&D activities within the scope of the cost base resizing pillar.
Restructuring charges
In the first nine months of 2025, the Company recorded restructuring charges totaling $50 million in relation to the cost base resizing pillar, of which $13 million recorded in the three months ended September 27, 2025, primarily for employee voluntary termination benefits. These special termination benefits were recorded on the balance sheet at the date the employees irrevocably accepted the offer to leave the Company.
In the first nine months of 2025, the Company also recorded a provision amounting to $28 million for cancellation fees payable on a long-term supply agreement in consideration of the Company’s reshape of its manufacturing footprint.
Changes to the restructuring liabilities and provisions recorded on the consolidated balance sheet as of September 27, 2025 are summarized as follows:

	Labor related liabilities and provisions	Non-labor related provision	Total
Total as of December 31, 2024	—	—	—
Charges incurred in 2025	50	29	79
Amounts paid	(33)	(1)	(34)
Currency translation adjustment	(1)	—	(1)
Total as of September 27, 2025	16	28	44
The Company is still in the early stage of the program execution and consequently, no estimate of the total restructuring charges expected from the full completion of the whole plan was available as of September 27, 2025. The total actual costs that the Company will incur may differ from estimates, based on the timing required to complete the restructuring plan, the number of people involved, the final agreed termination benefits and the costs associated with the transfer of equipment, products and processes. The Company expects to incur phase-out costs during the ramp-down phase in locations affected by the program. These phase-out costs primarily correspond to fixed costs related to the capacity which will be phased-out in the facilities transferring equipment, processes and production to other locations.
8.Interest Income, Net
Interest income, net consisted of the following:

	Three Months ended		Nine Months ended
	September 27, 2025	September 28, 2024	September 27, 2025	September 28, 2024
Income	51	75	173	231
Expense	(13)	(20)	(42)	(65)
Total	38	55	131	166
Interest income is related to cash and cash equivalents, short-term deposits and marketable securities held by the Company.
9.Income Taxes
Income tax expense is as follows:

	Three Months ended		Nine Months ended
	September 27, 2025	September 28, 2024	September 27, 2025	September 28, 2024
Income tax expense	(54)	(71)	(50)	(231)
The annual estimated effective tax rate method was applied, as management believes it provides a reliable estimate of the expected yearly income tax expense on an interim basis. The Company recorded income tax expense of $54 million during the third quarter of 2025, reflecting a 19.0% estimated annual effective tax rate before discrete items at consolidated level, including the estimated impact of Pillar Two taxes for 2025 which represent 0.2% of the estimated annual effective tax rate, applied to the consolidated profit before tax.

10.Earnings per Share
Basic earnings per share (“EPS”) is computed by dividing net income attributable to parent company's stockholders by the weighted average number of common stock outstanding during the reporting period. Diluted EPS is computed using the weighted average number of common stock outstanding and the dilutive effect of equity instruments, such as employee stock awards and the shares underlying the Company’s convertible bonds. The following table shows the computation of basic and diluted EPS.

	Three Months ended		Nine Months ended
	September 27, 2025	September 28, 2024	September 27, 2025	September 28, 2024

Basic EPS

Net income attributable to parent company as reported	237	351	196	1,216
Weighted average number of shares outstanding	893,326,717	902,253,479	894,401,846	901,839,124

Basic EPS	0.27	0.39	0.22	1.35

Diluted EPS
Net income attributable to parent company as adjusted	237	351	197	1,216

Weighted average number of shares outstanding	893,326,717	902,253,479	894,401,846	901,839,124
Dilutive effect of stock awards	1,934,955	2,504,771	3,059,813	4,508,299
Dilutive effect of convertible bonds	23,622,115	33,825,000	30,386,250	33,825,000
Number of shares used in calculating diluted EPS	918,883,787	938,583,250	927,847,909	940,172,423

Diluted EPS	0.26	0.37	0.21	1.29
On August 4, 2025, Tranche A of the 2020 convertible bonds was fully settled in cash. The three and nine months ended September 27, 2025 diluted effect of the 2020 convertible bonds was calculated using the weighted average outstanding underlying shares of the bonds during the relevant period.

11.Accumulated Other Comprehensive Income (“AOCI”)
The table below details the changes in AOCI attributable to the Company’s stockholders by component, net of tax, for the nine months ended September 27, 2025:

	Gains (Losses) on Cash Flow Hedges	Gains (Losses) on Available- For-Sale Securities	Defined Benefit Pension Plan Items	Foreign Currency Translation Adjustments	Total
December 31, 2024	(99)	(9)	(101)	406	197
Cumulative tax impact	14	1	24	—	39
December 31, 2024, net of tax	(85)	(8)	(77)	406	236
OCI before reclassifications	232	14	(8)	479	717
Amounts reclassified from AOCI	(22)	—	7	—	(15)
OCI for the nine months ended September 27, 2025	210	14	(1)	479	702
Tax impact	(30)	(2)	—	—	(32)
OCI for the nine months ended September 27, 2025, net of tax	180	12	(1)	479	670
September 27, 2025	111	5	(102)	885	899
Cumulative tax impact	(16)	(1)	24	—	7
September 27, 2025, net of tax	95	4	(78)	885	906
Items reclassified out of AOCI for the nine months period ended September 27, 2025 are listed in the table below:

Details about AOCI components	Amounts reclassified from AOCI	Affected line item in the statement where net income (loss) is presented
Gains (losses) on cash flow hedge derivatives
Foreign exchange derivative contracts	13	Cost of sales
Foreign exchange derivative contracts	2	Selling, general and administrative expenses
Foreign exchange derivative contracts	7	Research and development expenses
	(3)	Income tax benefit (expense)
	19	Net of tax
Defined benefit pension plan items
Amortization of actuarial gains (losses)	(7)	Other components of pension benefit costs(1)
	1	Income tax benefit (expense)
	(6)	Net of tax
Total reclassifications for the period attributable to the Company’s stockholders	13	Net of tax
(1)    These items are included in the computation of net periodic pension cost, as described in Note 24.

12.Short-Term Deposits and Marketable Securities
To optimize the return yield on its short-term investments, the Company invested $1,450 million of available cash in short-term deposits as of September 27, 2025 and December 31, 2024.
The Company also invested available liquidity in marketable securities. As of September 27, 2025, the Company held $1,327 million in marketable securities classified as available-for-sale debt securities. Detailed movement on marketable securities balance sheet position is presented in the table below:

	December 31, 2024	Purchase	Accretion	Proceeds at maturity	Change in fair value included in Other Comprehensive Income (“OCI”)	September 27, 2025
U.S. Treasury debt securities	2,452	354	57	(1,550)	14	1,327
Total	2,452	354	57	(1,550)	14	1,327
In the first nine months of 2025, the Company invested $354 million available cash in U.S. Treasury bonds. The debt securities totaled $1,327 million and have a rating of Aaa/AA+/AA+ from Moody’s, S&P and Fitch, respectively, with a weighted average maturity of 1.96 years. The debt securities are reported as current assets on the line “Marketable securities” on the consolidated balance sheet as of September 27, 2025, since they represent investments of funds available for current operations. The bonds are classified as available-for-sale financial assets and recorded at fair value as of September 27, 2025. The fair value measurement corresponds to a Level 1 fair value hierarchy measurement. The aggregate amortized cost basis of these securities totaled $1,322 million as of September 27, 2025.
Marketable securities totaling $550 million at principal amount were transferred to financial institutions as part of short-term securities lending transactions, in compliance with corporate policies. The Company, acting as the securities lender, does not hold any collateral in these unsecured securities lending transactions. The Company retains effective control on the transferred securities.
The below table details debt securities that were in an unrealized loss position for less than twelve months or more than twelve months as of September 27, 2025:

	September 27, 2025
	Less than 12 months		More than 12 months		Total
Description	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
U.S. Treasury debt securities	20	—	207	3	227	3
Total	20	—	207	3	227	3
Debt securities that were in an unrealized gain position as of September 27, 2025, were reported at a fair value of $1,100 million with an unrealized gain of $9 million.
For the marketable securities that were in an unrealized loss position as of September 27, 2025, the Company does not intend to sell the investments and it is not more likely than not that the Company will be required to sell the investments before recovery of the amortized cost basis.
The below table details debt securities that were in an unrealized loss position for less than twelve months or more than twelve months as of December 31, 2024:

	December 31, 2024
	Less than 12 months		More than 12 months		Total
Description	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
U.S. Treasury debt securities	448	(2)	443	(9)	891	(11)
Total	448	(2)	443	(9)	891	(11)
Debt securities that were in an unrealized gain position as of December 31, 2024, were reported at a fair value of $1,561 million with an unrealized gain of $3 million.
13.Trade Accounts Receivable, Net
Trade accounts receivable, net consists of the following:

	As of	As of
	September 27, 2025	December 31, 2024
Trade accounts receivable	1,639	1,768
Current expected credit losses allowance	(19)	(19)
Total	1,620	1,749
The Company uses a lifetime expected credit losses allowance for all trade receivables based on failure rates, as applied to the gross amounts of trade accounts receivable. The allowance also includes reasonable assumption about future credit trends. The historical loss rates are adjusted to reflect current and forward-looking information on macroeconomic factors affecting the ability of the Company’s customers to settle the receivables. In addition to the factors already embedded in the failure rates, as applied to trade accounts receivable, the Company has identified cyclicality and uncertainties around continued growth for the semiconductor industry and its serviceable available market to be the most relevant factors. These macroeconomic factors are weighted into different economic scenarios, in line with estimates and methodologies applied by other business entities, including financial institutions.

On that basis, there was no significant change in reported CECLA as of September 27, 2025.
Adjustments to the expected credit losses allowance, if any, are reported in the line “Selling, general and administrative expenses” in the consolidated statements of income. The Company did not report any other significant changes to the expected credit losses allowance during the first nine months of 2025 and 2024.
14.Inventories
Inventories consists of the following:

	As of	As of
	September 27, 2025	December 31, 2024
Raw materials	427	348
Work-in-process	1,928	1,684
Finished products	812	762
Total	3,167	2,794

15.Other Current Assets
Other current assets consists of the following:

	As of	As of
	September 27, 2025	December 31, 2024
Public funding receivables	362	391
Taxes and other government receivables	300	254
Advances and prepayments	335	210
Loans and deposits	20	14
Interest receivable	47	29
Derivative instruments (Note 29)	99	10
Other current assets	105	99
Total	1,268	1,007
The Company participates in public funding programs in several jurisdictions associated with research, development, innovation and other first industrialization deployment activities. Public funding receivables for which collection is expected within twelve months totaled $362 million and $391 million as of September 27, 2025 and December 31, 2024, respectively.
Taxes and other government receivables mainly include receivables related to value-added tax, primarily in European tax jurisdictions.
Advances and prepayments include prepaid amounts associated with multi-annual supply and service agreements.
The Company applies a current expected credit losses model on all financial assets measured at amortized cost, including deposits, loans and receivables. The major portion of other current assets to which this model applies corresponds to government receivables. Due to the existing history of zero-default on receivables originated by governments, the expected credit losses are assumed to be not significant as of September 27, 2025 and December 31, 2024. Other current assets presented in the table above within the lines “Loans and deposits” and “Other current assets” are composed of amounts not deemed at exposure of default. Consequently, no loss allowance was reported on those current assets as of September 27, 2025 and December 31, 2024.
16.Goodwill
Following the Company's reorganization announced in January 2024 into four reportable segments, the Company has made further progress in analyzing its global product portfolio, resulting in additional adjustments to its segments, effective starting January 1, 2025. These changes did not have any significant effect on the allocation of goodwill to reportable segments.
Goodwill allocated to the reportable segments and changes in the carrying amount of goodwill were as follows:

	AM&S	P&D	EMP	RF&OC	Total
December 31, 2024	1	71	208	10	290
Foreign currency translation	—	9	14	—	23
September 27, 2025	1	80	222	10	313

17.Other Intangible Assets, net
Other intangible assets, net are detailed below:

September 27, 2025	Gross Value	Accumulated Amortization	Net Amount
Technologies & licenses	767	(574)	193
Purchased & internally developed software	520	(441)	79
Intangibles in progress	57	—	57
Total	1,344	(1,015)	329

December 31, 2024	Gross Value	Accumulated Amortization	Net Amount
Technologies & licenses	766	(577)	189
Purchased & internally developed software	484	(395)	89
Intangibles in progress	68	—	68
Total	1,318	(972)	346
The line “Intangibles in progress” in the table above also includes internally developed software under construction and software not ready for their intended use. In the first nine months of 2025, the Company recorded $20 million impairment charge on an intangible asset in progress, as further described in Note 7.
Amortization expense related to intangible assets subject to amortization was $74 million and $77 million for the first nine months of 2025 and 2024, respectively.
Estimated future amortization expense related to intangible assets as of September 27, 2025, is as follows:

Year
Remainder of 2025	30
2026	102
2027	71
2028	42
2029	28
Thereafter	56
Total	329

18.Property, Plant and Equipment, net
Property, plant and equipment, net are detailed below:

September 27, 2025	Gross Value	Accumulated Depreciation	Net Amount
Land	130	—	130
Buildings	1,543	(724)	819
Facilities & leasehold improvements	4,975	(3,657)	1,318
Machinery and equipment	23,874	(17,521)	6,353
Computer and R&D equipment	444	(374)	70
Operating lease right-of-use assets	397	(155)	242
Finance lease right-of-use assets	72	(16)	56
Other tangible assets	124	(105)	19
Construction in progress	2,260	—	2,260
Total	33,819	(22,552)	11,267

December 31, 2024	Gross Value	Accumulated Depreciation	Net Amount
Land	118	—	118
Buildings	1,386	(617)	769
Facilities & leasehold improvements	4,484	(3,137)	1,347
Machinery and equipment	22,017	(15,676)	6,341
Computer and R&D equipment	406	(335)	71
Operating lease right-of-use assets	392	(141)	251
Finance lease right-of-use assets	72	(11)	61
Other tangible assets	114	(94)	20
Construction in progress	1,899	—	1,899
Total	30,888	(20,011)	10,877
The line “Construction in progress” in the table above includes property, plant and equipment under construction, and equipment under qualification that are not ready for their intended use.
The depreciation charge was $1,300 million and $1,232 million for the first nine months of 2025 and 2024, respectively.
In 2023, the Company and Sanan Optoelectronics jointly created Sanan ST JV for high-volume 200mm SiC device manufacturing in China. The entity has been identified as a Variable Interest Entity ("VIE") for which the Company is the primary beneficiary. As such, it was fully consolidated as of September 27, 2025 and December 31, 2024, as further described in Note 20. As of September 27, 2025 and December 31, 2024, a total amount of $396 million and $316 million respectively, was included on the line "Property, plant and equipment, net" of the consolidated balance sheet from the VIE's consolidation.
The Company recorded $136 million impairment charge on buildings ($30 million), facilities ($83 million) and machinery and equipment ($23 million), in the first nine months of 2025, as further described in Note 7.

19.Leases
The Company leases land, buildings, cars and certain equipment (including IT equipment) which have remaining lease terms between less than one year and 48 years.
Operating and finance leases consist of the following:

	As of	As of
	September 27, 2025	December 31, 2024
Right-of-use assets
Operating leases	242	251
Finance leases	56	61
Total right-of-use assets	298	312
Lease liabilities
Current	62	70
Operating leases	55	54
Finance leases	7	16
Non-current	210	210
Operating leases	155	160
Finance leases	55	50
Total lease liabilities	272	280
Lease liability maturities as of September 27, 2025 are as follows (in millions):

	Operating Leases	Finance Leases	September 27, 2025
2025	18	5	23
2026	56	7	63
2027	39	31	70
2028	30	2	32
2029	21	2	23
Thereafter	95	30	125
Total future undiscounted cash outflows	259	77	336
Effect of discounting	(49)	(15)	(64)
Total lease liabilities	210	62	272
Operating and finance lease terms and discount rates are as follows:

	As of	As of
	September 27, 2025	December 31, 2024
Weighted average remaining lease term (in years) – operating leases	8.71	8.59
Weighted average remaining lease term (in years) – finance leases	8.81	8.29
Weighted average discount rate – operating lease	3.89%	3.83%
Weighted average discount rate – finance lease	3.82%	3.78%

Operating and finance lease cost and cash paid are as follows:

	Nine Months ended
	September 27, 2025	September 28, 2024
Operating lease cost	53	56
Finance lease cost
Amortization of right-of-use assets	4	4
Interest	2	2
Short-term lease costs	9	9
Operating lease cash paid	53	57
Finance lease cash paid	14	6

Non-cash transactions corresponding to right-of-use assets obtained in exchange for new operating and finance lease liabilities in the first nine months of 2025 and 2024 are as follows:

	Nine Months ended
	September 27, 2025	September 28, 2024
Operating leases	29	39
Finance leases	1	9
20.Long-Term Investments and Variable Interest Entities

	As of	As of
	September 27, 2025	December 31, 2024
Cost-method investments	20	20
Other long-term investments	136	51
Total	156	71
Cost-method investments include a $9 million interest in DNP Photomask Europe S.p.A (“DNP”) and a $10 million investment in DustPhotonics Ltd., which relates to the development of SiPho technology for the RF communications business.
In December 2024, the Company participated to the initial purchase offering of Innoscience (Suzhou), which is listed on the main board of the Hong Kong Stock Exchange. The Company acquired a 1.4% equity stake for a total amount of $51 million. As a publicly traded equity instrument, the Innoscience investment is measured at fair value through earnings. The change in fair value amounted to $85 million unrealized gain in the first nine months of 2025, reported on the line "Gain (loss) on financial instruments, net" on the consolidated statement of income.
In 2023, the Company and Sanan Optoelectronics jointly created Sanan ST JV for high-volume 200mm SiC device manufacturing activities in China. The purpose of the entity is to supply SiC devices for car electrification and industrial power and energy applications in China. With the creation and future operations of Sanan ST JV, the Company seeks to create a fully integrated vertical value chain aiming at serving the Chinese electrification market. Sanan Optoelectronics will build a separate 200mm SiC substrate manufacturing facility to fulfill Sanan ST JV's needs. Sanan ST JV will produce SiC devices exclusively for the Company, using the Company's proprietary SiC manufacturing process technology and know how and serving as a dedicated foundry to support the Company's demand for Chinese customers.
The Company has identified Sanan ST JV as a VIE, primarily based on the disproportionality between its 49% equity interest rights and its economic interest and operating role in the entity. Indeed the significant activities of Sanan ST JV involve or are conducted on behalf of the Company as the sole customer of the entity. Moreover, through its key role in the successful process qualification and future manufacturing efficiency based on its SiC manufacturing process technology, the Company has the power to control the activities that most significantly impact Sanan ST JV's future economic performance. Additionally, based on the nature of the risks impacting Sanan ST JV's future economic performance, the Company will absorb the potential losses of Sanan ST JV or the right to receive benefits downstream the whole integrated SiC device value chain. Consequently, the Company has a controlling financing interest in Sanan ST JV and is the primary beneficiary of the VIE.
As the primary beneficiary of Sanan ST JV, the Company fully consolidates the VIE, with the recognition of 51% non-controlling interest. Non-controlling interest amounted to $156 million as of September 27, 2025 and December 31, 2024.
21.Other Non-Current Assets
Other non-current assets are detailed below:

	As of	As of
	September 27, 2025	December 31, 2024
Equity securities	41	37
Public funding receivables	607	375
Taxes and other government receivables	14	26
French research tax credit receivable	286	231
Defined benefit plans (Note 24)	18	22
Prepayments and deposits to third parties	250	213
Derivative instruments (Note 29)	9	—
Other non-current assets	59	57
Total	1,284	961

Public funding receivables include public funding scheme for research, development, innovation and first industrial deployment activities, of which $607 million and $375 million were reported as non-current assets as of September 27, 2025 and December 31, 2024, respectively.
From time to time, the Company enters into factoring transactions to accelerate the realization in cash of certain non-current assets. As of September 27, 2025, $65 million factoring transactions were recorded, with a financial cost of $2 million, as compared to $87 million in 2024, with a financial cost of $4 million.
Prepayments and deposits to third parties include receivables related to long-term supply agreements involving purchase of raw materials, capacity commitments, cloud-hosting arrangements, and other services.
The major portion of other non-current assets to which the expected credit loss model applies are long-term government receivables, including public funding. Due to the existing history of zero-default on receivables originated by governments, the expected credit losses are assumed to be negligible as of September 27, 2025 and December 31, 2024. Other non-current assets presented in the table above on the line “Other non-current assets” are composed of individually not significant amounts not deemed to have exposure of default. Consequently, no significant expected credit loss allowance was reported on other non-current assets at reporting date.

22.Other Payables and Accrued Liabilities
Other payables and accrued liabilities are detailed below:

	As of	As of
	September 27, 2025	December 31, 2024
Employee related liabilities	550	537
Employee compensated absences	278	237
Taxes other than income taxes	76	79
Advances from customers	83	89
Liabilities related to public funding	114	42
Derivative instruments (Note 29)	7	86
Defined benefit and contribution plans (Note 24)	38	50
Royalties	28	22
Current operating lease liabilities (Note 19)	55	54
Restructuring liabilities and provisions (Note 7)	44	—
Others	131	110
Total	1,404	1,306
Advances from customers include multi-annual capacity reservation and volume commitment agreements signed with certain customers. Some of these arrangements include take-or-pay clauses, according to which the Company is entitled to receive the full amount of the contractual commitment fees in case of non-compliant orders from those customers. Certain agreements include penalties in case the Company is not able to fulfill its contractual obligations. No significant provision for those penalties was reported on the consolidated balance sheets as of September 27, 2025 and December 31, 2024.
In the third quarter of 2025, the Company started the execution of the program to reshape its manufacturing footprint and to resize its global cost base. Restructuring liabilities and provisions related to such programs totaled $44 million as of September 27, 2025, as further described in Note 7.

23.Financial Debt
Financial debt consists of the following:

	As of	As of
	September 27, 2025	December 31, 2024
Funding program loans from European Investment Bank (“EIB”):
2.78% due 2028, floating interest rate at Euribor + 0.589%	119	106
2.61% due 2029, floating interest rate at Euribor + 0.564%	114	127
2.56% due 2031, floating interest rate at Euribor + 0.473%	235	244
2.58% due 2031, floating interest rate at Euribor + 0.550%	116	120
2.61% due 2033, floating interest rate at Euribor + 0.558%	315	281
5.07% due 2034, floating interest rate at Secured Overnight Financing Rate + 0.939%	270	300
Credit Facility from Cassa Depositi e Prestiti SpA (“CDP SpA”):
2.73% due 2027, floating interest rate at Euribor + 0.690%	58	65
2.65% due 2028, floating interest rate at Euribor + 0.550%	58	69
2.95% due 2029, floating interest rate at Euribor + 0.850%	67	74
Dual tranche senior unsecured convertible bonds:
Zero-coupon due 2025 (Tranche A)	—	749
Zero-coupon due 2027 (Tranche B)	749	749
Finance leases:
3.58% due 2025, fixed interest rate	—	8
3.86% due 2027, fixed interest rate	35	34
3.78% due 2042, fixed interest rate	25	23
1.75% due 2042, fixed interest rate	1	1
5.85% due 2027, fixed interest rate	1	—
Other funding program loans:
0.25% (weighted average), due 2025-2028, fixed interest rate	3	3
Total financial debt	2,166	2,953
Less current portion	(256)	(990)
Total financial debt, less current portion	1,910	1,963
On August 4, 2020, the Company issued a $1.5 billion principal amount of dual tranche senior unsecured convertible bonds (Tranche A and Tranche B for $750 million each tranche), with original maturity in 2025 and 2027, respectively. Tranche A bonds were issued at 105.8% as zero-coupon bonds while Tranche B bonds were issued at 104.5% as zero-coupon bonds. The conversion price at issuance was $43.62 for Tranche A, equivalent to a 47.5% conversion premium, and $45.10 for Tranche B, equivalent to a 52.5% conversion premium. These conversion features correspond to an equivalent of 4,585 shares per each Tranche A bond with a $200,000 par value and an equivalent of 4,435 shares per each Tranche B bond with a $200,000 par value. The bonds are convertible by the bondholders or are callable by the issuer upon certain conditions, on a net-share settlement basis, except if the issuer elects a full-cash or full-share conversion as an alternative settlement. The net proceeds from the bond offering were $1,567 million, after deducting issuance costs paid by the Company.
On August 4, 2025, Tranche A bonds were fully settled in cash for their principal amount of $750 million, since Tranche A reached maturity while the conversion options were out-of-the money. As per contractual terms, the bondholders have full conversion rights on Tranche B bonds starting August 2024 and Tranche B bonds are callable by the Company with a 130% contingent feature, with the exercise of its call rights being preceded by the release, by the Company, of an Optional Redemption Notice.
As of September 27, 2025, the Company stock price did not exceed the conversion price of the outstanding senior unsecured convertible bonds.

Tranche B bonds were reported as “Long-term debt” in the consolidated balance sheets as of September 27, 2025 and December 31, 2024, based on their original maturity and the fact that, as of September 27, 2025 and December 31, 2024, the Company's stock price did not exceed the conversion price of the senior unsecured bonds.
The Company’s long-term debt contains standard conditions but does not impose minimum financial ratios. The Company had unutilized committed medium-term credit facilities with core relationship banks totaling $638 million as of September 27, 2025.
The EIB Loans are comprised of three long-term amortizing credit facilities as part of R&D funding programs. The first one, signed in August 2017, is a €500 million loan in relation to R&D and capital expenditures in the European Union. The entire amount was fully drawn in Euros corresponding to $233 million outstanding as of September 27, 2025. The second one, signed in 2020, is a €500 million credit facility agreement with EIB to support R&D and capital expenditure programs in Italy and France. The amount was fully drawn in Euros representing $351 million outstanding as of September 27, 2025. In 2022, the Company signed a third long-term amortizing credit facility with EIB of €600 million, out of which, €300 million was withdrawn in Euros and $300 million in U.S Dollars, representing $585 million outstanding as of September 27, 2025.
The CDP SpA loans are comprised of two long-term credit facilities. The first, signed in 2021, is a €150 million loan, fully drawn in Euros, of which $58 million were outstanding as of September 27, 2025. The second one, signed in 2022, is a €200 million loan, fully drawn in Euros, of which $125 million was outstanding as of September 27, 2025.
24.Post-Employment and Other Long-Term Employee Benefits
The Company and its subsidiaries have several defined benefit pension plans, mainly unfunded, and other long-term employees’ benefits covering employees in various countries. The defined benefit plans provide pension benefits based on years of service and employee compensation levels. The other long-term employees’ plans provide benefits during the employees’ service period after certain seniority levels. The Company uses December 31 as the measurement date for its plans. Eligibility is generally determined in accordance with local statutory requirements.
The components of the net periodic benefit cost includes the following:

	Pension Benefits		Pension Benefits
	Three Months ended		Nine Months ended
	September 27, 2025	September 28, 2024	September 27, 2025	September 28, 2024
Service cost	(9)	(8)	(29)	(25)
Interest cost	(10)	(9)	(29)	(27)
Expected return on plan assets	7	7	23	21
Amortization of actuarial net (loss) gain	(2)	(2)	(7)	(6)
Curtailments	1	—	—	—
Net periodic benefit cost	(13)	(12)	(42)	(37)

	Other long-term benefits		Other long-term benefits
	Three Months ended		Nine Months ended
	September 27, 2025	September 28, 2024	September 27, 2025	September 28, 2024
Service cost	(1)	(1)	(2)	(2)
Interest cost	—	—	(1)	(1)
Net periodic benefit cost	(1)	(1)	(3)	(3)
Employer contributions paid and expected to be paid in 2025 are consistent with the amounts disclosed in the consolidated financial statements for the year ended December 31, 2024.

25.Other Long-Term Liabilities
Other long-term liabilities consists of the following:

	As of	As of
	September 27, 2025	December 31, 2024
Non-current operating lease liabilities (Note 19)	155	160
Contingent consideration on business combinations (Note 30)	18	15
Other employee benefits (Note 24)	116	99
Liabilities related to public funding	130	172
Advances received on capital grants	345	385
Advances from customers	11	12
Derivative instruments (Note 29)	—	3
Others	51	58
Total	826	904
Advances received on capital grants relate to Sanan ST JV, the entity the Company and Sanan Optoelectronics created in 2023 for high-volume 200mm SiC device manufacturing activities in China, as described in Note 20. This entity is a party to a regional public funding program, primarily consisting in capital grants received on eligible capital expenditures (infrastructures and equipment). As of September 27, 2025, the Company received $345 million of advances ($385 million as of December 31, 2024) on these capital grants while the capital expenditures had not been incurred yet.
26.Dividends
The Annual General Meeting of Shareholders (“AGM”) held on May 28, 2025 authorized the distribution of a cash dividend of $0.36 per outstanding share of the Company’s common stock, to be distributed in quarterly installments of $0.09 in each of the second, third and fourth quarters of 2025 and first quarter of 2026. An amount of $81 million corresponding to the first installment and $64 million corresponding to the second installment were paid during the first nine months of 2025. The remaining portion of the second installment and the $0.18 per share cash dividend corresponding to the remaining two installments totaled $176 million and were reported in the line “Dividends payable to stockholders” in the consolidated balance sheet as of September 27, 2025.
The AGM held on May 22, 2024 authorized the distribution of a cash dividend of $0.36 per outstanding share of the Company’s common stock, to be distributed in quarterly installments of $0.09 in each of the second, third and fourth quarters of 2024 and first quarter of 2025. An amount of $81 million corresponding to the first installment, $81 million corresponding to the second installment and $72 million corresponding to the third installment were paid in 2024. An amount of $9 million corresponding to the remaining portion of the third installment and $80 million corresponding to the fourth installment were paid during the first nine months of 2025.
The AGM held on May 25, 2023 authorized the distribution of a cash dividend of $0.24 per outstanding share of the Company’s common stock, to be distributed in quarterly installments of $0.06 in each of the second, third and fourth quarters of 2023 and first quarter of 2024. The amounts of $55 million corresponding to the first installment, $54 million corresponding to the second installment and $54 million corresponding to the third installment were paid in 2023. An amount of $54 million corresponding to the fourth installment was paid in 2024.
27.Shareholders' Equity
The authorized share capital of the Company is Euro 1,810 million consisting of 1,200,000,000 common shares and 540,000,000 preference shares, each with a nominal value of €1.04. As of September 27, 2025, the number of shares of common stock issued was 911,281,920 shares (911,281,920 as of December 31, 2024).
As of September 27, 2025, the number of shares of common stock outstanding was 892,328,291 (898,175,408 as of December 31, 2024).

As of September 27, 2025, the Company owned 18,953,629 shares classified as treasury stock in the consolidated statement of equity compared to 13,106,512 shares as of December 31, 2024.
The treasury shares have been originally designated for allocation under the Company’s share-based remuneration programs. In the first nine months of 2025 and 2024, 5,072,792 and 5,511,294 of these treasury shares, respectively, were transferred to employees under the Company’s share-based remuneration programs.
On July 1, 2021, the Company announced the launch of a share buy-back program of up to $1,040 million to be executed within a three-year period. Under this share buy-back program, the Company purchased approximately 4.1 million shares of its outstanding common stock for a total amount of $175 million, from January until the program concluded in June 2024.
On June 21, 2024, the Company announced the launch of a new share buy-back plan comprising two programs of up to $1,100 million to be executed within a three-year period. Since the program's inception in July 2024, the Company has repurchased approximately 17.0 million shares of its common stock for a total amount of $459 million. During the first nine months of 2025, the Company repurchased approximately 10.9 million shares of its common stock for a total amount of $275 million.
28.Contingencies, Claims and Legal Proceedings
The Company is subject to possible loss contingencies arising in the ordinary course of business. These include but are not limited to: product liability claims and/or warranty cost on the products of the Company, contractual disputes, indemnification claims, claims for unauthorized use of third-party intellectual property, employee grievances, tax claims beyond assessed uncertain tax positions and environmental damages. The Company is also exposed to numerous legal risks including potential product recalls, environmental, shareholder rights, tariffs and export control regulations, anti-trust, anti-corruption, competition as well as other compliance risks and regulations. The Company may also face claims in the event of breaches of law committed by individual employees or third parties. In determining loss contingencies, the Company considers the likelihood of impairing an asset or the occurrence of a liability at the date of the consolidated financial statements as well as the ability to reasonably estimate the amount of such loss or liability. The Company records a provision for a loss contingency when information available before the consolidated financial statements are issued or are available to be issued indicates that it is probable that an asset has been impaired or a liability has been incurred at the date of the consolidated financial statements and when the amount of loss can be reasonably estimated. The Company regularly re-evaluates any potential losses and claims to determine whether provisions need to be adjusted based on the most current information available to the Company. Changes in these evaluations could result in an adverse material impact on the Company’s results of operations, cash flows or its financial position for the period in which they occur.
On August 23, 2024, two lawsuits were filed against the Company, and its CEO and CFO, in the United States District Court for the Southern District of New York alleging that the Company provided excessively positive statements to investors concerning 2024 expected revenue and issued false or misleading statements or concealed negative facts regarding the Company’s business, operations, and prospects, in violation of U.S. securities laws. The lawsuits were consolidated into a single lawsuit and thereafter the plaintiff filed amended complaints asserting claims for violation of Sections 10(b) and 20(a) of the Securities Exchange Act, and expanding the purported class period from March 14, 2023, to October 30, 2024. The Company and its CEO and CFO moved to dismiss the lawsuit which motion was denied by the Court on September 15, 2025. The Company and its CEO and CFO believe that they have strong legal defenses against the allegations in the amended complaints and will vigorously defend themselves in court.

The Company has received and may in the future receive communications alleging possible infringements of third-party patents or other third-party intellectual property rights. Furthermore, the Company from time to time enters into discussions regarding a broad patent cross license arrangement with other industry participants. There is no assurance that such discussions may be brought to a successful conclusion and result in the intended agreement. The Company may become involved in costly litigation brought against the Company regarding patents, mask works, copyrights, trademarks or trade secrets. In the event that the outcome of any litigation would be unfavorable to the Company, the Company may be required to take a license to third party patents and/or other intellectual property rights at economically unfavorable terms and conditions, and possibly pay damages for prior use and/or face an injunction, all of which individually or in the aggregate could have a material adverse effect on the Company’s results of operations, cash flows, financial position and/or ability to compete.
On December 4, 2023, a jury in the United States District Court for the Western District of Texas in Waco, Texas (USA) returned a verdict in a patent infringement lawsuit in favor of the plaintiff, Purdue University. On June 7,

2024, the Court accepted the jury's verdict and entered a judgment against the Company in the amount of $32 million. Thereafter, the Company filed several post-trial motions challenging the verdict. In the event the Court denies the Company's post-trial motions, the Company intends to appeal to the U.S. Court of Appeals for the Federal Circuit in Washington DC. The risk on this case is considered possible with the possible loss currently estimated at $32 million.
The Company has contractual commitments to various customers which could require the Company to incur costs to repair or replace defective products it supplies to such customers. The duration of these contractual commitments varies and, in certain cases, is indefinite. The Company is otherwise also involved in various lawsuits, claims, inquiries, inspections, investigations and/or proceedings incidental to its business and operations. Such matters, even if not meritorious, could result in the expenditure of significant financial or managerial resources. Any of the foregoing could have a material adverse effect on the Company’s results of operations, cash flows or its financial position.
The Company regularly evaluates claims and legal proceedings together with their related probable losses to determine whether they need to be adjusted based on the current information available to the Company. There can be no assurance that its recorded reserves or insurance policies will be sufficient to cover the extent of its potential liabilities. Legal costs associated with claims are expensed as incurred. In the event of litigation which is adversely determined with respect to the Company’s interests, or in the event the Company needs to change its evaluation of a potential third-party claim, based on new evidence or communications, a material adverse effect could impact its operations or financial condition at the time it were to materialize.
As of September 27, 2025, and December 31, 2024, provisions for estimated probable losses with respect to claims and legal proceedings were not considered material.
29.Derivative Instruments and Risk Management
The Company is exposed to changes in financial market conditions in the normal course of business due to its operations in different foreign currencies and its ongoing investing and financing activities. The Company’s activities expose it to a variety of financial risks: market risk (including foreign exchange risk, fair value interest rate risk, cash flow interest rate risk and price risk), credit risk and liquidity risk. The Company’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Company’s financial performance. The Company uses derivative financial instruments to hedge certain risk exposures.
Foreign currency exchange risk
Currency forward contracts and currency options are entered into to reduce exposure to changes in exchange rates on the denomination of certain assets and liabilities in foreign currencies at the Company's subsidiaries and to manage the foreign exchange risk associated with certain forecasted transactions.
Derivative Instruments Not Designated as a Hedge
The Company conducts its business globally in various major international currencies. As a result, the Company is exposed to adverse movements in foreign currency exchange rates, primarily regarding the Euro. Foreign exchange risk mainly arises from recognized assets and liabilities at the Company’s subsidiaries and future commercial transactions. Management has set up a policy to require the Company’s subsidiaries to hedge their entire foreign exchange risk exposure with the Company through financial instruments transacted or overseen by Corporate Treasury. Subsidiaries use forward contracts and purchased currency options to manage their foreign exchange risk arising from foreign-currency-denominated assets and liabilities. Foreign exchange risk arises when recognized assets and liabilities are denominated in a currency that is not the entity’s functional currency. These instruments do not qualify as hedging instruments for accounting purposes and are marked-to-market at each period-end with the associated changes in fair value recognized in “Other income and expenses, net” in the consolidated statements of income.
Derivative Instruments Designated as a Hedge
To further reduce its exposure to U.S. dollar exchange rate fluctuations, the Company hedges through the use of currency forward contracts and currency options, including collars, certain Euro-denominated forecasted intercompany transactions that cover at year-end a large part of its R&D and SG&A expenses, as well as a portion of its front-end manufacturing costs of semi-finished goods within cost of sales. The Company also hedges through the use of currency forward contracts certain manufacturing transactions within cost of sales denominated in Singapore dollars.
These derivative instruments are designated and qualify as cash flow hedges. They are reflected at fair value in the consolidated balance sheets. The criteria for designating a derivative as a hedge include the instrument’s effectiveness in risk reduction and, in most cases, a one-to-one matching of the derivative instrument to its underlying transaction, which enables the Company to conclude, based on the fact that the critical terms of the hedging instruments match the terms of the hedged transactions, that changes in cash flows attributable to the risk being hedged are expected to be completely offset by the hedging derivatives. Currency forward contracts and currency options, including collars, used as hedges are highly effective at reducing the Euro/U.S. dollar and the Singapore dollar/U.S. dollar currency fluctuation risk and are designated as a hedge at the inception of the contract and on an ongoing basis over the duration of the hedge relationship. Effectiveness on transactions hedged through purchased currency options and collars is measured on the full fair value of the instrument, including the time value of the options. Ineffectiveness appears if the hedge relationship is not perfectly effective or if the cumulative gain or loss on the derivative hedging instrument exceeds the cumulative change on the expected cash flows on the hedged transactions. The whole change in fair value recorded on the hedging instrument is reported as a component of “Accumulated other comprehensive income” in the consolidated statements of equity and is reclassified into earnings in the same period in which the hedged transaction affects earnings, and within the same consolidated statement of income line item as the impact of the hedged transaction.
The principles regulating the hedging strategy for derivatives designated as cash flow hedge are established as follows: (i) for R&D and corporate costs, up to 80% of the total forecasted transactions; (ii) for manufacturing costs, up to 70% of the total forecasted transactions. Only in specific circumstances, the Company may change the percentage of the designated hedged item within the limit of 100% of the forecasted transaction. The maximum length of time over which the Company could hedge its exposure to the variability of cash flows for forecasted transactions is 24 months.
As of September 27, 2025, the Company had the following outstanding derivative instruments that were entered into to hedge Euro-denominated and Singapore dollar-denominated forecasted transactions:

In millions of Euros	Notional amount for hedge on forecasted R&D and other operating expenses	Notional amount for hedge on forecasted manufacturing costs
Forward contracts	446	854
Currency collars	312	543

In millions of Singapore dollars	Notional amount for hedge on forecasted R&D and other operating expenses	Notional amount for hedge on forecasted manufacturing costs
Forward contracts	—	53
Cash flow and fair value interest rate risk
The Company’s interest rate risk arises from long-term borrowings. Borrowings issued at floating rates expose the Company to cash flow interest rate risk. Borrowings issued at fixed rates expose the Company to fair value interest rate risk.
The Company analyzes its interest rate exposure on a dynamic basis. Various scenarios are simulated taking into consideration refinancing, renewal of existing positions, alternative financing and hedging. The Company invests primarily on a short-term basis and as such the Company’s liquidity is invested in floating interest rate instruments. As a consequence, the Company is exposed to interest rate risk due to potential mismatch between the return on its short-term floating interest rate investments and the portion of its long-term debt issued at fixed rate.
Credit risk
The expected credit loss and impairment methodology applied on each category of financial assets is further described in each respective note. While cash and cash equivalents are also subject to the expected credit loss model, the identified expected credit loss is deemed to be negligible. The maximum credit risk exposure for all financial assets is their carrying amount.
Credit risk is the risk that a counterparty will not meet its obligations under a financial instrument or customer contract leading to a financial loss. Credit risk typically arises from cash and cash equivalents, contractual cash flows of debt investments carried at amortized cost, the counterparty of derivative financial instruments and deposits with banks and financial institutions, as well as credit exposure to customers, including outstanding receivables.
The Company is exposed to credit risk from its operating activities (primarily for trade receivables) and from its financing activities, including deposits with banks and financial institutions, foreign exchange transactions and other financial instruments. Credit risk is managed at the Group level. The Company selects banks and/or financial institutions that operate with the group based on the criteria of long-term rating from at least two major Rating Agencies and keeping a maximum outstanding amount per instrument with each bank not to exceed 20% of the total. For derivative financial instruments, management has established limits so that, at any time, the fair value of contracts outstanding is not concentrated with any individual counterparty.
The Company monitors the creditworthiness of its customers to which it grants credit terms in the normal course of business. If certain customers are independently rated, these ratings are used. Otherwise, if there is no independent rating, risk control assesses the credit quality of the customer, considering its financial position, past experience and other factors. Individual risk limits are set based on internal and external ratings in accordance with limits set by management. The utilization of credit limits is regularly monitored. Sales to customers are primarily settled in cash, which mitigates credit risk. There is no major concentration of credit risk, whether through exposure to individual customers, specific industry sectors, or regions. Any remaining concentrations of credit risk with respect to trade receivables are limited due to the large number of customers and their dispersion across many geographic areas.
The Company’s receivables include receivables towards government bodies. As such, they are investments with immaterial credit loss. Any remaining receivable is of low credit risk or individually not significant. The credit ratings of financial assets carried at amortized cost are monitored for credit deterioration.
Other market risk
For a complete description of exposure to market risks, these interim financial statements should be read in conjunction with the consolidated financial statements in the Company’s Annual Report on Form 20-F for the year ended December 31, 2024.
Information on fair value of derivative instruments and their classification in the consolidated balance sheets as of September 27, 2025 and December 31, 2024 is presented in the tables below:

			As of	As of
			September 27, 2025	December 31, 2024
Asset Derivatives		Balance sheet classification	Fair value	Fair value
Derivatives designated as a hedge:
Foreign exchange forward contracts		Other current assets	83	—
Foreign exchange forward contracts		Other non-current assets	9	—
Currency collars		Other current assets	13	—
Total derivatives designated as a hedge:			105	—
Derivatives not designated as a hedge:
Foreign exchange forward contracts		Other current assets	3	10
Total derivatives not designated as a hedge:			3	10
Total Derivatives			108	10

			As of	As of
			September 27, 2025	December 31, 2024
Liability Derivatives		Balance sheet classification	Fair value	Fair value
Derivatives designated as a hedge:
Foreign exchange forward contracts		Other payables and accrued liabilities	(2)	(66)
Foreign exchange forward contracts		Other non-current liabilities	—	(3)
Currency collars		Other payables and accrued liabilities	(2)	(15)
Total derivatives designated as a hedge:			(4)	(84)
Derivatives not designated as a hedge:
Foreign exchange forward contracts		Other payables and accrued liabilities	(3)	(5)
Total derivatives not designated as a hedge:	(12)		(3)	(5)
Total Derivatives	(12)		(7)	(89)
The Company entered into currency collars as combinations of two options, which are reported, for accounting purposes, on a net basis. As of September 27, 2025, the fair value of these collars represented assets for a net amount of $13 million (composed of $14 million asset net of a $1 million liability) and liabilities for a net amount of $1 million (composed of $2 million asset net of a $3 million liability). In addition, the Company entered into other derivative instruments, primarily forward contracts, which are governed by standard International Swaps and Derivatives Association agreements and are compliant with Protocols of the European Market Infrastructure Regulation and the ISDA 2018 U.S. Resolution Stay Protocol, which are not offset in the consolidated balance sheets, and representing total assets of $95 million and total liabilities of $5 million as of September 27, 2025.

The effect of derivative instruments designated as cash flow hedge on the consolidated statements of income for the nine months ended September 27, 2025 and September 28, 2024 and on the AOCI as reported in the consolidated statements of equity as of September 27, 2025 and December 31, 2024 before tax impact, is presented in the table below:

	Gain (loss) deferred in OCI on derivative		Location of gain (loss)	Gain (loss) reclassified from OCI into earnings
	As of	As of	reclassified from OCI into earnings	Three Months ended		Nine Months ended
	September 27, 2025	December 31, 2024		September 27, 2025	September 28, 2024	September 27, 2025	September 28, 2024
Foreign exchange forward contracts	66	(54)	Cost of sales	19	2	6	6
Foreign exchange forward contracts	7	(7)	Selling, general and administrative	2	1	1	1
Foreign exchange forward contracts	21	(17)	Research and development	7	1	4	2
Currency collars	11	(15)	Cost of sales	7	1	7	1
Currency collars	2	(2)	Selling, general and administrative	1	—	1	—
Currency collars	4	(4)	Research and development	3	—	3	1
Total	111	(99)	Total	39	5	22	11
A total $102 million gain deferred in AOCI is expected to be reclassified to earnings within the next twelve months.
No amount was excluded from effectiveness measurement on foreign exchange forward contracts and currency collars. No ineffective portion of the cash flow hedge relationships was recorded on the hedge transactions that were settled in the first nine months of 2025 and 2024. No ineffectiveness is to be reported on hedge transactions outstanding as of September 27, 2025.
The effect on the consolidated statements of income for the nine months ended September 27, 2025 and September 28, 2024, of derivative instruments not designated as a hedge is presented in the table below:

	Location of gain (loss)	Gain (loss) recognized in earnings
		Three Months ended		Nine Months ended
		September 27, 2025	September 28, 2024	September 27, 2025	September 28, 2024
Foreign exchange forward contracts	Other income and expenses, net	(11)	(12)	(36)	(15)
Total		(11)	(12)	(36)	(15)
The Company did not enter into any derivative instrument containing credit-risk-related contingent features.

30.Fair Value Measurements
The table below details financial assets (liabilities) measured at fair value on a recurring basis as of September 27, 2025:

		Fair Value Measurements using
	September 27, 2025	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Marketable securities – U.S. Treasury debt securities	1,327	1,327	—	—
Equity securities measured at fair value through earnings	177	177	—	—
Derivative assets designated as cash flow hedge	105	—	105	—
Derivative assets not designated as cash flow hedge	3	—	3	—
Derivative liabilities designated as cash flow hedge	(4)	—	(4)	—
Derivative liabilities not designated as cash flow hedge	(3)	—	(3)	—
Contingent consideration for business acquisitions	(18)	—	—	(18)
Total	1,587	1,504	101	(18)
The table below details financial assets (liabilities) measured at fair value on a recurring basis as of December 31, 2024:

		Fair Value Measurements using
	December 31, 2024	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Marketable securities – U.S. Treasury debt securities	2,452	2,452	—	—
Equity securities measured at fair value through earnings	88	88	—	—
Derivative assets not designated as cash flow hedge	10	—	10	—
Derivative liabilities designated as cash flow hedge	(84)	—	(84)	—
Derivative liabilities not designated as cash flow hedge	(5)	—	(5)	—
Contingent consideration for business acquisitions	(15)	—	—	(15)
Total	2,446	2,540	(79)	(15)
For liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3), there was no material movement between January 1, 2025 and September 27, 2025, and between January 1, 2024 and September 28, 2024.
Contingent consideration reported as non-current liabilities on the consolidated balance sheets as of September 27, 2025 and December 31, 2024 is based on the probability that the milestones defining the variable components of the consideration will be achieved.
No liability was measured at fair value on a non-recurring basis using significant unobservable inputs (Level 3) as of September 27, 2025 and September 28, 2024, respectively. As of September 27, 2025, certain long-lived assets were measured at fair value on a non-recurring basis as described in Note 7.
The following table includes additional fair value information on other financial assets and liabilities as of September 27, 2025 and December 31, 2024:

		As of		As of
		September 27, 2025		December 31, 2024
	Level	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
Cash equivalents(1)	1	1,535	1,535	1,611	1,611
Short-term deposits	1	1,450	1,450	1,450	1,450
Long-term debt
- Bank loans (including current portion)	2	1,355	1,355	1,389	1,389
- Finance leases (including current portion)	2	62	62	66	66
- Senior unsecured convertible bonds issued on August 4, 2020(2)	1	749	738	1,498	1,442
(1)    Cash equivalents primarily correspond to deposits at call with banks and money market funds.
(2)    The carrying amount as of September 27, 2025 and December 31, 2024 of the senior unsecured convertible bonds as reported above, corresponds to the nominal value of the bonds, net of $1 million unamortized debt issuance costs. The fair value represents the market price of the bonds trading on the Frankfurt Stock Exchange.
The methodologies used to estimate fair values are as follows:

Components	Methodology used to estimate fair value
Debt securities classified as available-for-sale	Quoted market prices for identical instruments
Foreign exchange forward contracts, currency options and collars	Quoted market prices for similar instruments
Equity securities measured at fair value through earnings	Quoted market prices for identical instruments
Equity securities carried at cost as a measurement alternative	Valuation of the underlying investments on a new round of third-party financing or upon liquidation
Long-term debt and current portion of long-term debt	Future cash flows on a borrowing-by-borrowing basis and discounting these future cash flows using the Company's incremental borrowing rates for similar types of borrowing arrangements. For convertible bonds, the fair value represents the market price of the bonds trading on the Frankfurt Stock Exchange
Cash and cash equivalents, short-term deposits, accounts receivable, short-term borrowings, and accounts payable	The carrying amounts reflected in the consolidated financial statements are considered as reasonable estimates of fair value due to the relatively short period of time between the origination of the instruments and their expected realization

31.Revenues
31.1    Nature of goods and services
The Company designs, develops, manufactures and markets a broad range of products, including discrete and standard commodity components, ASICs, full-custom devices and semi-custom devices and ASSPs for analog, digital and mixed-signal applications. In addition, the Company participates in the manufacturing value chain of smartcard products, which includes the production and sale of both silicon chips and smartcards.
The principal activities – separated by reportable segments – from which the Company generates its revenues are described in Note 32.
Other revenues consist of license revenue, service revenue related to transferring licenses, patent royalty income, sale of scrap materials and manufacturing by-products.

While the majority of the Company’s sales agreements contain standard terms and conditions, the Company may, from time to time, enter into agreements that contain multiple performance obligations or terms and conditions. Those agreements concern principally the revenues from services, where the performance obligation is satisfied over time. The objective when allocating the transaction price is to allocate the transaction price to each performance obligation (or distinct good or service) in an amount that depicts the amount of consideration to which the Company expects to be entitled in exchange for transferring the promised goods or services to the customer.
31.2    Revenue recognition and disaggregation
The Company recognizes revenue from products sold to a customer, including distributors, when it satisfies a performance obligation at a point in time by transferring control over a product to the customer. This usually occurs at the time of shipment. The performance obligations included in contracts for the sale of goods have the original expected length of less than one year. The transaction price is determined based on the contract terms, adjusted for price protection, if applicable. The revenues from services are usually linked to performance obligations transferred over time and are recognized in line with the contract terms.
In 2024, the Company signed several multi-annual capacity reservation and volume commitment arrangements with certain customers. These agreements constitute a binding commitment for the customers to purchase and for the Company to supply allocated committed volumes in exchange for additional consideration. The consideration related to commitment fees is reported as revenues from sale of products as it is usually based on delivered quantities. Advances from customers received as part of those agreements are reported in Note 22 and Note 25.
The payment terms typically range between 30 to 90 days.
The following tables present the Company’s consolidated net revenues disaggregated by geographical region of shipment, nature and market channel:

	Three Months ended		Nine Months ended
	September 27, 2025	September 28, 2024	September 27, 2025	September 28, 2024
Net revenues by geographical region of shipment(1)
Europe, Middle East, Africa (“EMEA”)	661	747	1,784	2,540
Americas	446	540	1,351	1,565
Asia Pacific	2,080	1,964	5,335	5,842
Total net revenues	3,187	3,251	8,470	9,947
Net revenues by nature
Revenues from sale of products	3,135	3,186	8,336	9,752
Revenues from sale of services	48	59	103	163
Other revenues	4	6	31	32
Total net revenues	3,187	3,251	8,470	9,947
Net revenues by market channel(2)
Original Equipment Manufacturers (“OEM”)	2,332	2,457	6,116	7,220
Distribution	855	794	2,354	2,727
Total net revenues	3,187	3,251	8,470	9,947
(1)Net revenues by geographical region of shipment are classified by location of customer invoiced or reclassified by shipment destination in line with customer demand. For example, products ordered by U.S.-based companies to be invoiced to Asia Pacific affiliates are classified as Asia Pacific revenues. Furthermore, the Company, among the different periods, may be affected by shifts in shipments from one location to another, as requested by customers.
(2)OEM are the end-customers to which the Company provides direct marketing application engineering support, while Distribution refers to the distributors and representatives that the Company engages to distribute its products around the world.
32.Segment Reporting
The Company's Managing Board, which consists of the Chief Executive Officer, Jean-Marc Chery and the Chief Financial Officer, Lorenzo Grandi, under the oversight of the Company’s Supervisory Board, is considered to be the Company's Chief Operating Decision Maker ("CODM") and reviews the financial information presented on an operating segment basis for purposes of making decisions, assessing financial performance and allocating resources.
Following the Company's reorganization announced in January 2024 into four reportable segments, the Company has made further progress in analyzing its global product portfolio, resulting in additional adjustments to its segments, effective starting January 1, 2025, without modifying subtotals at Product group level. Prior periods have been adjusted accordingly.
•In Analog, Power & Discrete, MEMS and Sensors (APMS) Product Group:
•the transfer of VIPower products from Power and Discrete products (“P&D”) reportable segment to Analog products, MEMS and Sensors (“AM&S”) reportable segment.
• In Microcontrollers, Digital ICs and RF products (MDRF) Product Group:
•the newly created ‘Embedded Processing’ reportable segment includes the former ‘MCU’ segment (excluding the RF ASICs mentioned below) as well as Custom Processing products (Automotive ADAS products).
•the newly created ‘RF & Optical Communications’ reportable segment includes the former ‘D&RF’ segment (excluding Automotive ADAS products) as well as some RF ASICs which were previously part of the former ‘MCU’ segment.
The Company believes these adjustments are critical for implementing synergies and optimizing resources, which are necessary to fully deliver the benefits expected from the Company's new organization.
The Company’s reportable segments are now as follows:
•Analog products, MEMS and Sensors (“AM&S”), comprised of ST analog products (now including VIPower products), MEMS sensors and actuators, and optical sensing solutions.
•Power and discrete products (“P&D”), comprised of discrete and power transistor products (now excluding VIPower products).
•Embedded Processing (“EMP”), comprised of general-purpose and automotive microcontrollers, connected security products and Custom Processing Products (Automotive ADAS).
•RF & Optical Communications (“RF&OC”), comprised of Space, Ranging & Connectivity products, Digital Audio & Signaling Solutions and Optical & RF COT.
The Company's reportable segments represent groups of similar products that are combined on the basis of similar design and development requirements, product characteristics and manufacturing processes amongst other factors. Consequently, the Company's reportable segments result from the aggregation of operating segments. The reportable segments also reflect how management allocates resources and measures performance.
Net revenues of “Others” include revenues from sales assembly services and other revenues. For the computation of the segments’ internal financial measurements, the Company uses certain internal rules of allocation for the costs not directly chargeable to the segments, including cost of sales, SG&A expenses and a part of R&D expenses. In compliance with the Company’s internal policies, certain costs are not allocated to the segments, but reported in “Others”. Those comprise unused capacity charges, including incidents leading to power outage, certain unallocated impairment, restructuring charges and other related phase-out costs, management reorganization costs, start-up costs, and other unallocated income (expenses) such as: strategic or special R&D programs, certain corporate-level operating expenses, patent claims and litigations, and other costs that are not allocated to reportable segments, as well as operating earnings of other products.
The CODM does not evaluate operating segments performance using discrete asset and significant expenses information. The CODM monitors the cost structure of the Company at the level of organizational functions, while economic performance is assessed through revenues and operating income at the level of reportable segments.

The following tables present the Company’s consolidated net revenues and consolidated operating income by reportable segment.
Net revenues by reportable segment:

	Three Months ended		Nine Months ended
	September 27, 2025	September 28, 2024	September 27, 2025	September 28, 2024
AM&S	1,434	1,340	3,636	4,081
P&D	429	652	1,273	1,859
EMP	976	898	2,565	2,851
RF&OC	345	357	987	1,144
Total net revenues of reportable segments	3,184	3,247	8,461	9,935
Others	3	4	9	12
Total consolidated net revenues	3,187	3,251	8,470	9,947
Operating income by reportable segment:

	Three Months ended		Nine Months ended
	September 27, 2025	September 28, 2024	September 27, 2025	September 28, 2024
AM&S	221	216	388	655
P&D	(67)	80	(150)	218
EMP	161	146	341	503
RF&OC	57	84	160	284
Total operating income of reportable segments	372	526	739	1,660
Others(1)	(192)	(145)	(689)	(353)
Total consolidated operating income	180	381	50	1,307
(1)Operating income (loss) of “Others” includes items such as unused capacity charges, incidents leading to power outage, impairment, restructuring charges and other related phase-out costs, management reorganization costs, start-up costs, and other unallocated income (expenses) such as: strategic or special research and development programs, certain corporate-level operating expenses, patent claims and litigations, and other costs that are not allocated to reportable segments (e.g. urgent freight costs, changes in fair value measurement on contingent consideration liabilities), as well as operating earnings of other products.

The reconciliation of operating income of reportable segments to the total consolidated operating income (loss) is presented in the below table:

	Three Months ended		Nine Months ended
	September 27, 2025	September 28, 2024	September 27, 2025	September 28, 2024
Total operating income of reportable segments	372	526	739	1,660
Impairment, restructuring and other related phase-out costs	(37)	—	(235)	—
Start-up costs	(1)	(11)	(7)	(62)
Unused capacity charges	(102)	(104)	(328)	(251)
Other unallocated manufacturing results	(47)	(11)	(118)	(12)
Gain on sale of non-current assets	—	—	4	1
Cancellation fees on committed equipment purchases	1	(16)	(2)	(16)
Strategic and other research and development programs and other non-allocated provisions(1)	(6)	(3)	(3)	(13)
Total operating loss Others	(192)	(145)	(689)	(353)
Total consolidated operating income	180	381	50	1,307
(1)    Includes unallocated income and expenses such as certain corporate-level operating expenses and other income (costs) that are not allocated to the reportable segments.

EXHIBIT INDEX

Exhibit	Description
12.1	Certification of Jean-Marc Chery, President and Chief Executive Officer and Chairman of the Managing Board of STMicroelectronics N.V., pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification of Lorenzo Grandi, President and Chief Financial Officer and Member of the Managing Board of STMicroelectronics N.V., pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1
Certification of Jean-Marc Chery, President and Chief Executive Officer and Chairman of the Managing Board of STMicroelectronics N.V., and Lorenzo Grandi, President and Chief Financial Officer and Member of the Managing Board of STMicroelectronics N.V., pursuant to 18 U.S.C. §1350, as adopted by Section 906 of the Sarbanes-Oxley Act of 2002.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STMicroelectronics N.V.

Date:	November 5, 2025	By:	/s/ Jean-Marc Chery
		Name:	Jean-Marc Chery
		Title:	President and Chief Executive Officer and Chairman of our Managing Board

Date:	November 5, 2025	By:	/s/ Lorenzo Grandi
		Name:	Lorenzo Grandi
		Title:	President and Chief Financial Officer and Member of our Managing Board